SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                             -------


                               FORM S-1/A
                             Amendment No. 2
Registration Statement Under The Securities Act of 1933, as Amended
                             -------


                      DATAMARK HOLDING, INC.
        (Exact name of registrant as specified in charter)


        Delaware                                       7331
 (State or jurisdiction of                   (Primary Standard Industrial
 incorporation or organization)              Classification Code Number)

                                          488  E. Winchester St., #100
                                            Salt Lake City, Utah 84107
    87-0422824                                  (801) 268-1001
(I.R.S. Employer                  Address, including zip code, telephone
 Identification No.)              number, including area code, of registrant's
                                  principal executive offices)

                            Chad L. Evans
                   488 E. Winchester St., #100
                    Salt Lake City, Utah 84107
                         (801) 268-1001
(Name, address including zip code, telephone number, including area code, of agent for service)


Copies of all communications, including all communications sent to the agent for service, should be sent to:

                      Richard T. Beard, Esq.
                      Paul H. Shaphren, Esq.
                Ballard Spahr Andrews & Ingersoll
                201 South Main Street, Suite 1200
                    Salt Lake City, UT  84111
                          (801) 531-3000

 Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                              CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                Proposed
Title of each class                              maximum           Proposed maximum
 of securities to           Amount to be     offering price per   aggregate offering            Amount of
 be registered               registered           unit                 price                registration fee
-------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par
 value per share: Offered
 by selling stockholders      2,847,482           $12.25               $34,881,655              $12,028.16
-------------------------------------------------------------------------------------------------------------


Offered by selling stock-
holders (added in Amendment
#1)                             125,000           $12.38(2)             $1,547,500                $468.94
=============================================================================================================


(1) The offering price per share of Common Stock is estimated pursuant to Rule 457(c) based on the bid and asked quotations of the Common Stock on the OTC Bulletin Board on August 21, 1996.


(2) The offering price per share of Common Stock added in Amendment #1 is estimated pursuant to Rule 457(c) based on the bid and asked quotations of the Common Stock on the OTC Bulletin Board on November 21, 1996.


================================================================================

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                      DataMark Holding, Inc.

                             FORM S-1

                  ------------------------------

                      Cross-Reference Sheet


         Showing the location in the Prospectus of the  information  required by
Part I of Form S-1.

FORM S-1 ITEM NUMBER AND CAPTION                     HEADING IN PROSPECTUS
---------------------------------                   -----------------------
 1. Forepart of Registration Statement and     Outside Front Cover Page of Cover
     Outside Front Cover Page of Prospectus     Prospectus

 2. Inside Front and Outside Back Cover Pages  Inside  Front  and  Outside  Back
     of Prospectus                              Cover Pages of Prospectus

 3. Summary Information, Risk Factors and      Prospectus Summary; Risk Factors
     Ratio of Earnings to Fixed Charges

 4. Use of Proceeds                            Use of Proceeds

 5. Determination of Offering Price            Outside   front  cover  page   of
                                                Prospectus; Plan of Distribution

 6. Dilution                                   Dilution

 7. Selling Security Holders                   Selling Shareholders

 8. Plan of Distribution                       Outside   Front  Cover  Page   of
                                                Prospectus; Plan of Distribution

 9. Description of Securities to be            Description of Capital Stock
    Registered

10.  Interest of Named Experts and Counsel     Legal Matters; Experts

11. Information with Respect to the Registrant

    (a)  Description of Business               Business

    (b)  Description of Property               Business

    (c)  Legal Proceedings                     Litigation

    (d)  Market Price and Related              Market for Common Stock
          Stockholder Matters

    (e)  Financial Statements                  Financial Statements

FORM S-1 ITEM NUMBER AND CAPTION               HEADING IN PROSPECTUS
--------------------------------               ---------------------

     (f)  Selected Financial Data              Selected Financial Data

     (g)  Supplementary Financial Data         Selected Financial Data

     (h)  Management's Discussion               Management's Discussion and
                                                 Analysis of Financial Condition
                                                 and Results of Operations

     (i)  Disagreements with Accountants       Change in Accountants

     (j)  Directors and Executive Officers     Management

     (k)  Executive Compensation               Executive Compensation

     (l)  Security Ownership                   Principal Stockholders

     (m)  Certain Relationships                Certain Transaction with Related
                                                Parties

12.  Disclosure of Commission Position on      Not Applicable
       Indemnification for Securities Act
       Liabilities

Preliminary Prospectus Subject to Completion dated    December     _____, 1996

                                2,972,482 SHARES

                             DATAMARK HOLDING, INC.

                                  COMMON STOCK


     2,972,482 shares of Common Stock (the "Shares" or the "Offering") of Datamark Holding, Inc. (the "Company" or "Datamark") are being offered hereby by certain selling stockholders of the Company (the "Selling Shareholders"). Of the Shares being offered, 431,125 Shares represent shares issuable on exercise of currently outstanding warrants (the "Warrants") which are being registered for the account of certain warrantholders (the "Selling Warrantholders"), and the remaining shares represent outstanding shares being offered by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by any of the Selling Shareholders or any profits that may be obtained from the resale of Shares issued on exercise of the Warrants. However, the Company will receive the proceeds upon exercise of all or any Warrants, up to a maximum of $3,497,469 if all Warrants are exercised. There is no assurance that any Warrants will be exercised. The Company has filed the Registration Statement of which this Prospectus is a part pursuant to obligations under registration rights agreements with certain of the Selling Shareholders.

     The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol DTAM. On November 7, 1996, the quotation for the Common Stock was $12.25 bid and $14.50 asked. The Company has applied for listing of its stock on the Nasdaq SmallCap Market.

Prospective investors should carefully consider the information set forth under "Risk Factors".
                       --------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


           The date of this Prospectus is ______, 1996.

                        PROSPECTUS SUMMARY

              This summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. See "Risk Factors" for a discussion of certain factors to be considered in evaluating the Company and its business.

                           The Company

         DataMark Holding, Inc. (the "Company" or "DataMark") provides highly targeted business to consumer advertising for its clients. The medium for such targeted advertising has been direct mail and is being expanded to include an advertiser funded online network, ValuOne Online. The Company utilizes sophisticated consumer profiling techniques to target advertising to the persons most likely to purchase the specific product or service being marketed. The Company's advertising programs provide highly predictable and measurable advertising campaigns.

         Some of the features of the Company's services include:

  * Analysis - The DataMark direct advertising strategy includes an exhaustive analysis of the defining lifestyle characteristics of the client's existing customer base. The Company specifically identifies who is most likely to respond to the client's offer.

  * Identification - DataMark uses the results of the marketing research and analysis and performs a computerized database compilation. From this, DataMark creates a list of cluster groups or profiled individuals which match the identified demographic, socio-economic, lifestyle and behavior characteristics, and who have the highest propensity to buy the client's product.

  *  Implementation  - DataMark  implements a strategically  designed program of
     systematic   advertising  to  the  targeted  potential   customers  on  the
     customized database list.

  * Measurement - DataMark conducts a thorough analysis after each advertising campaign to understand exactly what has been accomplished and where the results are leading. This critical information allows the targeting of the marketing program to be consistently fine tuned. Systematized feedback allows accurate adjustments and targeting refinement for maximum efficiency and increased positive results.

  * Turn-key Services - DataMark offers a turn-key operation to which the client can outsource its entire targeted advertising including targeting, creating, producing, delivering and analyzing the campaign.

Online Advertising Services

  The Company is completing the development of the first interactive promotional national marketing network, ValuOne Online, which is entirely advertiser funded. ValuOne Online incorporates highly successful direct mail strategies and methodologies. The strategy is to offer a leading edge advertising medium by incorporating direct advertising methodologies that can produce predictable and measurable results.

  ValuOne Online's primary mission is to provide, free to the consumer end-user, technologically superior, interesting, entertaining and convenient interactive promotional advertising information. ValuOne Online intends to stimulate mass use by an initial 1.5 million targeted profiled end-user households. ValuOne Online's initial 1.5 million targeted end-user households have been specifically segmented from the 9.5 million potential online households based on the lifestyle and consumer buying habits most desired by advertisers. This will create significant value and numerous benefits for advertisers who have their products on ValuOne Online. ValuOne Online consumer end-users participate in interactive, money saving, advertising messages. These end-users will be able to find products and services they want, when they want them, free of user fees.

  ValuOne Online will provide local telephone access for its targeted metropolitan areas through the Sprint Telnet network. This major telecommunication network is used by other major national data providers. The network will connect the end user to the ValuOne Online server in Salt Lake City, Utah. The proprietary network avoids the security risks and delays of using the Internet.

  National advertising is typically placed through national media representation groups, the oldest and largest of which is Katz Media Group ("Katz") (NYSE:KTZ). The Company and Katz have entered into an exclusive representation agreement whereby Katz is the exclusive agent to represent ValuOne Online to national advertisers and Katz agrees not to represent competitive online services. Katz states that it is the only full service media representative firm serving all types of media, with leading market shares in the representation of radio and television stations and cable television systems.

     The Company's principal executive offices are located at 488 E. Winchester Street, #100, Salt Lake City, Utah 84107. Its telephone number is 801-268-1001.

                           The Offering

Common Stock outstanding prior to offering          8,110,407 shares (1)

Common Stock
  offered by Selling Shareholders
  (excluding Selling Warrantholders)                2,541,357 shares (2)

Common Stock offered by
  Selling Warrantholders                            431,125 shares

Use of Proceeds                                     The Company will not receive
                                                    any proceeds from  the  sale
                                                    of  Shares  by  the  Selling
                                                    Shareholders   and   Selling
                                                    Warrantholders.  The Company
                                                    may     receive     up    to
                                                    $3,497,469    in    proceeds
                                                    for exercise of the Warrants
                                                    if    all    Warrants    are
                                                    exercised.   The     Company
                                                    intends to use  any proceeds
                                                    received  on exercise of the
                                                    Warrants  to  market ValuOne
                                                    Online   and  for    working
                                                    capital   and   general
                                                    corporate purposes. See "Use
                                                    of Proceeds" and   "Business
                                                    of the Company."

Trading Symbol                                      DTAM (OTC Bulletin Board)(3)

    (1) Includes 214,500 shares which have been subscribed for. Of the currently outstanding Common Stock, 7,638,811 shares are "restricted securities" which may not be readily resold into the market. Since only 471,596 shares are believed to be readily tradable, there can be no assurance that the market for the Common Stock will be sufficiently liquid to absorb the shares being offered hereby.

    (2) Two Selling Shareholders each beneficially own more than 5% of the Company's common stock. See "Principal Stockholders" and "Selling Shareholders." No other Selling Shareholder is an affiliate of the Company.

    (3) The Company has applied to Nasdaq for listing in the Nasdaq SmallCap Market. There is no assurance Nasdaq listing will be granted.
--------------------

Capitalization

    The following table sets forth certain information regarding the Company's equity securities outstanding prior to and after the offering:

                                                         Number of Shares

    Capital Stock outstanding as of September 30, 1996:
         Common Stock:                                       8,110,407
         Preferred Stock:                                            0

    Capital Stock to be outstanding after Offering(1):
         Common Stock:                                       8,541,532
         Preferred Stock:                                            0

---------------

    (1) Includes 214,500 subscribed shares which the Company has commited to issue to certain of the Selling Stockholders prior to the offering, which are also included in Capital Stock outstanding as of September 30, 1996. Assumes exercise of all Warrants. Excludes 1,047,215 shares of Common Stock which may be issued upon vesting and exercise of options outstanding at September 30, 1996 other than the Warrants, including options for 451,623 shares pursuant to the Company's Omnibus Stock Option Plan.

Transactions with Related Parties

    There have been related party transactions between the Company and it affiliates. See "Certain Transactions with Related Parties."

Summary Financial Information

                      Summary Financial Data

    Set forth below are summary consolidated historical financial data for the Company as of and for the periods indicated. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                             Year Ended June 30,                   Three Months Ended September 30,
                                             -------------------                   --------------------------------
                                      1994           1995            1996            1995            1996
                                      ----           ----            ----            ----            ----
Statement of Operations Data:

Net sales                        $3,017,805    $3,443,965       $4,256,887      $1,074,559      $1,481,171

Cost of Sales

  Postage                         1,133,710     1,360,976        1,580,484         433,766         524,499

  Materials and printing            790,744     1,035,954        1,310,184         282,438         514,266

Selling expense                     440,236       446,181          700,429         164,369         391,490

Research and development             89,250       560,915        1,565,718         164,350         679,447

General and administrative          456,039       268,765        1,094,375         145,965         373,463

  Compensation expense                    -             -        1,484,375               -               -

Net income (loss)                    62,998      (264,270)      (3,433,081)       (120,696)       (840,501)

Net income (loss) per
 common share                    $      .01    $     (.06)      $     (.58)    $      (.02)     $     (.10)

Weighted average common
 shares outstanding               4,282,299     4,713,028        5,917,491       5,539,953       8,110,407


                                   June 30,               September 30,
                                   --------                  ---------
                             1995          1996                1996
                             ----          ----                ----
                                                             (unaudited)
Balance Sheet Data:

Working capital           $  794,156      $12,774,113         $11,242,948

Total assets               1,631,445       16,543,253          15,447,230

Long-term debt, less
 current portion              25,332                -                   -

Stockholders' equity       1,073,225       15,541,624          14,740,871

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information concerning the Company can be inspected and copied at the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 219 South Dearborn Street, Chicago, Illinois 60604; and 75 Park Place, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company filed electronically with the Commission.

This Prospectus constitutes a part of a Registration Statement on Form S-1 filed by the Company with the Commission under the 1933 Act (the "Registration Statement"). This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the shares of Common stock offered hereby. Statements contained herein concerning the provisions of any document disclose all material aspects thereof but are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                           RISK FACTORS

    The purchase of these securities involves a high degree of risk. Prospective investors should carefully consider the following factors, among others set forth in this Prospectus, before making a decision to purchase the Common Stock offered hereby.

General Risks

    Change in Corporate Strategy. The Company began operations in 1987 and until fiscal 1994 focused substantially all of its resources on its direct mail advertising and related services.

In fiscal 1994, the Company began developing an advertiser funded national online network ("ValuOne Online") and anticipates launching the service in Spring 1997. The Company intends to grow ValuOne Online very rapidly and, as a result, a significant portion of the Company's growth prospects is dependent upon the success of ValuOne Online. The Company has no operating history for ValuOne Online upon which an evaluation of the Company's prospects for the service can be based. The Company's prospects for the service must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of developing a business line, particularly lines in new and rapidly evolving competitive markets. To address these risks, the Company must, among other things, anticipate market needs; respond to competitive developments; continue to attract, retain and motivate qualified persons; and continue to upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks. There can be no assurance that the Company will achieve or sustain profitability of ValuOne Online.

    In view of the recent changes in the nature of the Company's businesses, the Company believes that past financial results should not be relied upon as an indication of future performance.

    Potential Fluctuations in Quarterly Results. The Company does not have historical financial data on which to base planned operating expenses for its online services. Accordingly, the Company's expense levels are based in part on its expectations as to future revenues and, with the exception of telecommunication charges and sales commissions, are to a large extent fixed. As a result, quarterly sales and operating results generally depend on the volume of advertising placed and accessed within the quarter, which is difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand for the Company's services in relation to the Company's expectations would have an immediate adverse impact on the Company's business, operating results and financial condition. In addition, the Company plans to increase its operating expenses to increase its sales and marketing operations, develop new distribution channels and broaden its customer support capabilities. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

    The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including demand for the Company's products, introduction or enhancement of products by the
Company  and  its  competitors,  market  acceptance  of  new  products,  mix  of distribution channels through which products are sold, mix of products and services sold, and general economic conditions. The Company anticipates that advertising revenue for ValuOne Online could be seasonal, peaking during the second fiscal quarter holiday buying season. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Management of Growth. The rapid execution necessary for the Company to fully exploit the perceived market window for ValuOne Online and the growth in the direct mail business requires an effective planning and management process. The Company's anticipated rapid growth may place a significant strain on the Company's managerial, operational and financial resources. As of November 18, 1996, the Company had approximately 58 employees and expects this number to grow. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that management will be able to achieve the rapid execution necessary to fully exploit the perceived market window for the Company's products and services. If the Company is unable to manage growth effectively, the Company's business, financial condition and operating results could be materially adversely affected.

Control by Officers and Directors. The Company's directors and executive officers, together with their affiliates, beneficially own 55.9% of the outstanding shares of the Common Stock of the Company. As a result, these stockholders, if acting together, will have the ability to determine the outcome of matters requiring a vote of stockholders, such as elections of the Company's directors, amendments to the Company's Certificate of Incorporation and certain mergers and assets sales, irrespective of how other stockholders of the Company may vote.

    Possible Need for Additional Capital. The Company has estimated that its currently available capital will be sufficient to launch the online service and provide working capital through fiscal 1997. There can be no assurance, however, that additional funds will not be required, due to unanticipated expenses, failure of the market to develop as rapidly as assumed or other factors. The Company does not have any commitments for any further capital which it may require, and there is no assurance that the Company will be able to obtain such capital when needed on terms favorable to it.

Limited Market. The Company's common stock is quoted on the OTC Bulletin Board. Although there is a public market for the Company's Common Stock, the Common Stock does not currently trade on an exchange or Nasdaq, and there is no assurance that the Company's securities will ever trade on such an established market. The number of shares currently available for trading in the market is a small percentage of the Company's total outstanding shares, and the market may not be able to absorb any large number of shares which become available for resale in the future. There is no assurance that the common stock will ever become listed on Nasdaq.

    Dependence on Key Personnel. The Company's success depends to a significant degree upon the continued contributions of its key management, product development, sales, marketing and operations personnel. There can be no assurance that key personnel will not terminate their employment to the detriment of the Company. The Company does not have key man life insurance on any of its personnel.

    Volatility of Stock Price; No Dividends. The Common Stock of the Company's predecessor was only sporadically traded during the two years ended January 1995. Since that time, the Company's Common Stock has been quoted on the OTC Bulletin Board. Due to the relative newness of the market for the Common Stock, the small amount of Common Stock available in the public float compared to the amount of restricted Common Stock which will be available for sale in the future and other factors, the Company anticipates that the market for the Common Stock will be highly volatile. The Company does not have any agreements or understandings with its current market makers, or any other broker-dealers, that such persons will act as market makers for the Common Stock in the future. The loss of one or more market makers could cause further adverse volatility in the price of the Common Stock. Current quotations for stocks quoted on the OTC Bulletin Board are generally not available to individual investors from newspapers or consumer databases as would be the case for stocks quoted on Nasdaq or listed on a stock exchange. An investor may be less able to accurately monitor his investment in the Company's shares than would an investor in a Nasdaq or exchange listed stock. The Company has not paid cash dividends on its Common Stock and does not expect to do so in the foreseeable future. See "Market for Common Stock" and "Description of Capital Stock." Management anticipates that any future profits will be retained for the growth and expansion of the Company's business rather than distributed to the stockholders.

    No Firm Underwriting. No person has guaranteed the purchase or sale of any of the Common Stock offered hereby. There is no assurance that all or any of the offered Common Stock will be sold. See "Plan of Distribution" and "Use of Proceeds."

    Potential Adverse Effect to Holders of Common Stock of Authorized but Unissued Preferred Stock; Anti-Takeover Effects. The Board of Directors has authority to issue up to 2,500,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. The Company has not exempted itself from the Delaware Business Combination Act ("DBCA"). The DBCA prohibits certain business combinations with "interested stockholders" unless the combination, or the transaction in which the interested stockholder acquired his interest, were approved in advance by the Board of Directors. The possible application of the DBCA may further discourage or prevent a change in control of the Company. See "Description of Capital Stock."

Risks of ValuOne Online

    Emerging Market. The market for online services is constantly changing, and has not developed in ways generally predicted by the industry. The demand for the Company's proposed service is dependent on a number of variables, which the

Company cannot predict with accuracy. There can be no assurance that the market will accept the Company's proposed service. Even if the Company's service becomes accepted, there can be no assurance that the Company will be able to modify or update its service in a timely manner to respond to future changes in the market.

    Competition. The market for the Company's proposed online service is highly competitive and is characterized by pressures to reduce prices, incorporate new features and accelerate the release of new products. The Company's service will be competing with such national services that charge consumers a fee such as Prodigy, America On-Line, Compuserve, the Microsoft Network and other Internet access providers. Although the Company will not be competing with such services for end-user fees (other than fees the Company will charge for Internet access), the Company's ability to attract end-users from fee-based services may affect the rates the Company can charge for advertising. The Company will also be competing for advertisers with numerous providers of Internet presence, as well as advertiser's ability to establish and maintain Internet presence without the use of outside parties. The Company may also be competing with regional or local companies operating bulletin boards or Internet pages, offering services more closely resembling the Company's proposed service. The Company will also be competing for advertising with all other advertising media. Certain of the Company's competitors or potential competitors, most notably the various national services, have significantly greater financial, management, technical and marketing resources than the Company. Competition could reduce or eliminate the Company's ability to price its advertising at a profitable level and could restrict or prevent the Company from attracting sufficient users to be an attractive advertising medium. A variety of potential actions by the Company's competitors, including increased promotion and modification of services offered, could have a material adverse effect on the Company's future results of operations. There can be no assurance that the Company will be able to compete successfully in the future.

    Limited Protection of Proprietary Technology. The Company regards its software as proprietary and attempts to protect it under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. It may be possible for unauthorized third parties to copy the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. In particular, it is possible that the Company could not prevent a competitor from offering a similar service using its own software, despite the Company's contention that its manner of doing business is proprietary. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion will not result in costly litigation or require the Company to obtain a license to intellectual property rights of third parties. There can be no assurance that such licenses will be available on reasonable terms, or at all.

Development of Software. The Company believes it has substantially completed development of the software which will be used to run the online service and the software which the end-users will use to access the service. Due to the variety of conditions that may be encountered in use of the service, it is likely that additional changes to the software will be needed. Such changes could be material. There can be no assurance that the Company will be able to make any needed revisions to the software in a timely and cost-effective manner.

    Additionally, the Company's ability to design, develop, test and support new software products and enhancements on a timely basis that meet changing customer needs and respond to technological developments and evolving industry standards is critical to the Company's future growth. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements, or that its new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop on a timely basis new software products, enhancement to existing products or error corrections, or if such new products or enhancement do not achieve market acceptance, the Company's business, operating results and financial condition could be materially adversely affected.

Dependence on Media Representatives. The Company has contracted with Katz to provide media representation services and market ValuOne Online to national advertisers. The growth of the revenues of ValuOne Online is therefore in part dependent upon the success of Katz in finding and contracting with advertisers, which is outside of the Company's control. The inability of Katz to penetrate the market segment could have a material adverse affect on the business, financial condition and operating results of the Company. Although Katz considers itself as the largest full service media representative firm, it does not have substantial experience with interactive digital media such as ValuOne Online. The Company also intends to obtain local advertising for ValuOne Online and national advertising in certain areas of ValuOne Online through the Company's sales staff and local independent representatives. There is no assurance that the Company will be successful in locating representatives in a significant number of locations or that the sales staff and independent representatives will be successful in obtaining advertising.

Security Risks. As with any computer based enterprise, the Company is exposed to potential damage from computer viruses and other forms of electronic vandalism. Any such vandalism could disrupt the service and damage the reputation of ValuOne Online with users and advertisers. Although the Company will take reasonable security precautions, there can be no assurance that the Company will not suffer security breaches which may have an adverse affect on the Company's business and financial condition.

Government Regulation. The Company is not subject to direct regulation other than regulation applicable to businesses generally. However, changes in the regulatory environment relating to the telecommunication and media industries could have an effect on the Company's business, including regulatory changes which directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from regional phone companies. Additionally, recently enacted telecommunications reform legislation imposes additional obligations on online service providers such as the Company. Although Management of the Company does not currently believe that the online provider provisions of the legislation, if enforced by the courts, will have a substantial impact on the Company's business, Management cannot predict with certainty the financial impact the resulting regulation may have on its business.

Online Service may not be Launched Within Time and Budget Constraints. Although the Company is experienced in the advertising techniques to be used in the online service, the Company has not previously operated an online service or developed software for third party use. The amount of resources that the Company has been able to devote to product development may be relatively small, both financially and in terms of manpower, compared to major national online services. Lack of resources may restrict the Company's ability to anticipate or prevent potential difficulties with the operation of the service. There can be no assurance that the Company will be able to launch its online service on a commercial basis on a timely basis. Major software companies have experienced substantial delays in releasing new products due to unanticipated programming problems, errors discovered in the testing process, the need to add additional functionality for competitive purposes or other unforeseen events. Completion of the Company's software for operation of the service and commencement of the online service may be delayed by similar factors. Promotion of the new service may also be dependent on the Company obtaining adequate financing. The Company estimates that if there are no delays it currently has sufficient funding to complete the initial launch of the service, but there is no assurance that additional funding will not be required.

    Unproven Marketing Plan. The Company's plans for the online service are premised on the Company's ability to attract advertisers in sufficient quantity, and at sufficient rates, to support the service without end-user fees. The Company is not aware of other commercial online services supported solely by advertising revenues. As of the date of this document, the Company has not established its final advertising rates and has not committed any advertisers to use the service. There can be no assurance that the Company will be successful in attracting advertisers at profitable rates.

Uninsured Losses. The Company currently has, and intends to maintain, insurance coverage on its business and premises which management believes is reasonable and customary. Such insurance will not fully compensate the Company in the event of a catastrophic loss to the computer equipment and facility housing the ValuOne Online service, and uninsured losses could be material. In particular, the Company does not have insurance to replace revenues lost during any period when the system has become unavailable due to catastrophe or other loss, or to compensate the Company for any loss of reputation in the end user or advertiser community due to unavailability. The Company is negotiating with third parties to have back-up computers on standby in the event of such unavailability. Even if the Company is able to successfully negotiate such standby arrangements, it is likely that the service would sustain substantial down time prior to activation of the back-up system and would operate at substantially reduced capacity until the primary system became available. Since all of the ValuOne Online computers will initially be located in a single location, the risk of catastrophic loss is increased.

Risks of Direct Mail Advertising

    Competition. The Company competes for direct mail business with other full service direct mail concerns, printing and mailing houses lacking the Company's analytical abilities, list suppliers and advertising agencies in general. The Company's direct mail advertising competes with all other advertising media. Certain of the Company's competitors or potential competitors have significantly greater financial, management, technical and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully in the future.

    Postage and Materials Costs. A significant expense in any direct mail campaign is the cost of postage. Paper, printing and other materials costs are also significant direct mail expenses. Although the Company believes it can pass future increases in postage and other costs through to its customers without significant effect on demand, there is no assurance that it will be able to do so. Changes in the costs of any of these items may disproportionately affect direct mail and its competitive media, limiting the Company's ability to increase its prices.

    Dependence on Proprietary School Business. The Company has historically derived a significant part of its revenues from sales to proprietary schools. The loss of certain key customers, or a general decline in the appeal of direct mail advertising to proprietary schools could have a material adverse effect on the Company's business and results of operations. The government student loan programs which many proprietary schools rely on to finance tuition may be restricted or curtailed, adversely affecting the viability of such schools.

EACH INVESTOR IS CAUTIONED AND ADVISED TO MAKE HIS OWN INQUIRIES AND ANALYSIS WITH RESPECT TO THE CURRENT AND PROPOSED BUSINESS OF THE COMPANY.


                         USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of Shares by Selling Shareholders. The Company may receive up to $3,497,469 from the exercise of the Warrants, if all of the Warrants are exercised. There is no assurance that any of the Warrants will be exercised. Proceeds from the exercise of the Warrants, if any, will be applied to marketing ValuOne Online and for working capital and general purposes.

     To the extent that the net proceeds from exercise of the warrants are not utilized immediately, they will be commingled with the Company's other cash assets, including deposits in checking accounts bearing no interest.

                          CAPITALIZATION

     The following table sets forth as of September 30, 1996 the actual capitalization of the Company. The table does not reflect any potential exercise of the Warrants.



                                                   September 30, 1996
                                                      --------------

Long-Term Liabilities, Less Current Portion           $          -


STOCKHOLDERS' EQUITY:

Preferred Stock, Authorized 2,500,000 Shares
 of $.0001 par value, no shares issued                            -

Common Stock, Authorized 20,000,000 Shares of
 $.0001 par value, 8,110,407 shares issued and
 outstanding                                                    811

Additional Paid in Capital                               20,625,023

Stock Subscriptions Receivable                           (1,496,138)

Accumulated deficit                                      (4,388,825)
                                                        -----------
Total Stockholders' Equity                              $14,740,871
                                                        ===========

Description of Common Stock

     The Company is authorized to issue 20,000,000 shares of its $.0001 par value Common Stock. As of September 30, 1996, there were 8,110,407 shares of Common Stock issued and outstanding including 214,500 subscribed shares. Holders of the Company's Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Any such dividends may be paid in cash, property or shares of capital stock of the Company in accordance with applicable law. The Company has not paid any cash dividends in the fiscal years for which financial information is presented and does not anticipate declaring or paying any dividends in the foreseeable future. Any future dividend will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions. Furthermore, all dividends on the Common Stock will be subject to any preferential dividend rights of the holders of preferred stock, as described below. One of the Company's credit lines (on which no balance was outstanding at September 30, 1996) prohibits the declaration or paying of a dividend without the prior written consent of the lender.

    All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share on all matters to be voted upon by stockholders. Cumulative voting is not allowed and a majority of the issued and outstanding Common Stock present in person or by proxy at any legally convened stockholders' meeting at which the directors are to be elected will be able to elect all directors and the minority stockholders will not be able to elect a representative to the board of directors.

    Shares of Common Stock of the Company have no pre-emptive or conversion rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. Each share of Common Stock is entitled to share ratably in any assets available for distribution to the holders of Common Stock upon liquidation of the Company.

Description of Preferred Stock

    The Company is authorized to issue up to 2,500,000 shares of its $.0001 par value preferred stock. As of the date of this Prospectus, no preferred stock was outstanding. Under the Company's Restated Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder approval, to make divisions of the authorized preferred stock of the Company into classes and into series within any class and to make determinations of the designation and the number of shares of any class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series, including the power to increase any previously determined number of shares of any class or series of preferred stock to a number not greater than the aggregate number of shares of preferred stock that the Company is authorized to issue and to decrease the previously determined number of shares of any class or series of preferred stock to a number not less than that then outstanding.

    Currently unissued series of preferred stock may be granted voting rights equal to or greater than those of the Common Stock. The preferred stock may be granted preferential dividend rights, which dividends may cumulate from year to year if unpaid. Dividends on the Common Stock may be prohibited until the dividend rights of the preferred stock are satisfied. Holders of preferred stock may also be granted the right to participate in any dividend which may be declared on the Common Stock. On liquidation, holders of preferred stock may be entitled to share in the liquidation proceeds after satisfaction of creditors and prior to any distributions to the common stockholders to the extent of the liquidation preference determined by the Board of Directors at the time of issuance of the preferred stock. Holders of preferred stock may also be granted the right to convert such stock into Common Stock and to compel the Company to redeem the preferred stock on specified conditions or at specified times.

    Because the terms of any class or series of preferred stock may be fixed by the Board of Directors without stockholder action, such class or series could be issued quickly with terms calculated to defeat a proposed takeover of the Company, or to make the removal of management of the Company more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock. The Company is not aware of any such threatened transaction to obtain control of the Company.

Transfer Agent

    The Company's transfer agent is OTC Stock Transfer Company, 231 East 2100 South, Salt Lake City, Utah.

                     MARKET FOR COMMON STOCK

     The Company's Common Stock is traded over the counter and is quoted on the OTC Bulletin Board. During 1993 and 1994, there was no public market for the securities of the Company's predecessor, and the Company is not aware of any quotations for its securities during this period. In prior years, securities of the Company's predecessor, Exchequer, were traded in the over-the-counter market, and some sporadic unsolicited trading may have continued. Commencing in January 1995, the Company's Common Stock began to be quoted on the OTC Bulletin Board.

    The following table reflects the high and low bid quotations reported by the OTC Bulletin Board for the periods indicated. The quotes represent interdealer quotations, do not include retail mark-up, mark-down or commission and may not reflect actual transactions.

                                               High              Low
                                               ----              ---

        Year Ended June 30, 1995
        ------------------------
        January 1 to March 31, 1995           $2.88              $2.25

        April 1 to June 30, 1995              $4.75              $2.50

        Year Ended June 30, 1996
        -------------------------

        July 1 to September 30, 1995          $7.75             $3.75

        October 1 to December 31, 1995        $7.50             $7.25

        January 1 to March 31, 1996          $12.50             $8.00

        April 1 to June 30, 1996             $21.38             $8.00

        Year Ending June 30, 1997
        -------------------------
        July 1 to September 30, 1996         $12.00            $10.63

     On November 7, 1996, the Common Stock was quoted on the OTC Bulletin Board at $12.25 bid and $14.50 asked. The Company has applied for Nasdaq listing. As of the date of this Prospectus, the Company believes it meets the Nasdaq requirements for listing of its Common Stock on the Nasdaq SmallCap Market. There is no assurance that the Common Stock will ever be so listed on Nasdaq.

     As of November 21, 1996, there were approximately 671 holders of record of the Company's Common Stock.

                         DIVIDEND POLICY

     The Company has not paid any cash dividends since its inception. The Company's revolving loan agreements currently prohibit it from declaring any dividends without the written permission of the lender. The Company currently intends to retain future earnings for the operation and expansion of its business and does not expect to pay any cash dividends in the foreseeable future.


              DILUTION TO EXERCISING WARRANT HOLDERS

     On September 30, 1996, the Company had a net tangible book value (tangible assets less total liabilities) of $14,740,871. On a per share basis, the net tangible book value per share of Common Stock would have been approximately $1.82 per share of Common Stock.

Exercising Warrantholders

     There is no assurance that any Warrants will be exercised. The amount of dilution (exercise price per share following exercise) suffered by an exercising warrantholder will depend on a number of factors, including the total number of Warrants being exercised. The following table illustrates the dilution to be incurred by investors acquiring Common Shares upon exercise of Warrants hereunder assuming exercise of (i) only 1 Warrant, (ii) all Warrants. The table assumes no changes from the September 30, 1996 balance sheet other than receipt of proceeds from the exercise of the Warrants.


                                                                 All Warrants
                                     Only 1 Warrant      Exercisable at $7.75      All Warrants
                                          Exercised                 Exercised         Exercised


Net Tangible Book Value per Share
at September 30, 1996                          $1.82                  $1.82             $1.82

Net Tangible Book Value per Share
after Exercise (1)                             $1.82                  $2.03             $2.13

Increase per Share Attributable to
Exercise or Warrants                            N/A                   $0.21             $0.31

Dilution to Purchasers of Common
Shares (2)                                     $7.18                  $5.72             $6.87

Dilution as Percentage of Exercise
Price (2)                                       79.8%                  73.8%             76.3%

-----------------------

1 Includes net tangible book value at September 30, 1996 plus gross proceeds from exercise of Warrants less expenses of the offering estimated by the Company at $50,000.

2 The amounts stated in the second and fourth column are for a Warrant exercised at $9.00; the amounts in the third column are for a Warrant exercised at $7.75.

                     SELECTED FINANCIAL DATA

     The following Selected Financial Data should be read in conjunction with the financial statements and notes thereto bound elsewhere herein. Information for fiscal years 1996, 1995, 1994 and 1993 is derived from the Company's audited financial statements. Information for fiscal year 1992 and the interim periods ended September 30, 1996 and 1995 is derived from unaudited financial statements.

                                                                                                     Three Months
                                                                                                         Ended
                                                 Year Ended June 30,                                 September 30,
                                                 -------------------                                  ------------

                                 1992         1993           1994          1995          1996            1995              1996
                                 ----         ----           ----          ----          ----            ----              ----
Statement of Operations
Data:

Net sales                   $2,878,013   $2,516,022     $3,017,805    $3,443,965    $4,256,887      $1,074,559        $1,481,171

Cost of Sales

  Postage                    1,202,916      985,599      1,133,710     1,360,976     1,580,484         433,766           524,499

  Materials and printing       645,124      611,838       790,744      1,035,954     1,310,184         282,438           514,266

    Total Cost of Sales      1,848,040    1,597,437      1,924,454     2,396,930     2,890,668         716,204         1,038,765

Gross Margin                 1,029,973      918,585      1,093,351     1,047,035     1,366,219         358,355           442,406

Operating Expenses

  Research and development           -            -        89,250        560,915     1,565,718         164,350           679,447

  General and administrative   421,369      362,494       456,039        268,765     1,094,375         145,965           373,463

  Selling                      576,641      459,270       440,236        466,181       700,429         164,369           391,490

  Compensation expense
   related to issuance of
   options by principal
   stockholder                       -            -             -              -     1,484,375               -                 -

Total operating expenses       998,010      821,764       985,525      1,295,861     4,844,897         474,684         1,444,400
                             ---------    ---------     ---------      ---------     ---------       ---------         ---------

Total other income (expense),
  net                          (20,613)     (25,108)      (16,272)       (18,564)       45,597          (4,367)          161,493
                                ------       ------        ------         ------        ------          ------           -------

Income (loss) before
  income taxes                  11,350       71,713        91,554       (267,390)   (3,433,081)       (120,696)         (840,501)
                                ------       ------        ------        -------     ---------         -------           -------


Benefit (provision) for
  income taxes                 (10,173)     (18,386)     (28,556)          3,120            -               -                  -
                                  ----       ------        ------         ------         -----           -----             -----

Net income (loss)               $1,177      $53,327      $62,998       $(264,270)  $(3,433,081)      $(120,696)        $(840,501)

Net income (loss) per
  common share                    $.00         $.01         $.01           $(.06)        $(.58)          $(.02)            $(.10)

Weighted average common
  shares outstanding         4,242,026    4,242,026     4,282,299      4,713,028     5,917,491       5,539,953         8,110,407



                                                                                                          As of
                                                            As of June 30,                            September 30,
                                                           ----------------                            -----------
                                                                                                      (unaudited)

                                     1992          1993          1994          1995         1996           1996
                                     ----          ----          ----          ----         ----           ----

Balance Sheet Data:

Working capital                   $247,757     $224,121      $350,428      $794,156     $12,774,113          $11,242,948

Total assets                       597,959      759,379       884,493     1,631,445      16,543,253           15,447,230

Long-term debt, net of
  current portion                   30,695       56,179        47,248        25,332               -                    -

Stockholders' equity               284,526      285,703       476,210     1,073,225      15,541,624           14,740,871




          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

     The Company began operations in 1987 to provide highly targeted business to consumer advertising through direct mail. Since the Company's founding, the direct mail business has provided substantially all of its revenues and the Company intends to continue to grow its direct mail business.

     In fiscal 1994, the Company began developing its own proprietary advertiser and end-user funded national online network - ValuOne Online. Since fiscal 1994, the Company has devoted significant resources towards the development of ValuOne Online and anticipates launching the service in the first quarter of calendar year 1997. The Company believes that in the future the revenues of ValuOne Online should surpass those of the direct mail business.

     The Company's DataMark Systems subsidiary charges fees based primarily on the number of mailings provided to each customer. Support services which are typically bundled with the mailing include targeting and profiling the mailing audience, designing and printing the mailing, and analyzing the results of the mailing campaign.

     The cost of postage is a significant element of any direct mail campaign. Recent increases in postal rates will increase the costs of direct mailings. Although management believes that the postal rate increase will not have a material long term effect on demand, there is no assurance that postal rate increases will not depress the number or reduce the profitability of mailings by the Company. Additionally, fluctuations in the price of paper or other materials may adversely impact the profitability of mailings by the Company in the future.

Results of Operations

         The following table sets forth certain financial data as a percentage of revenues for the fiscal years ended June 30, 1996, 1995 and 1994.



                                 Year Ended June 30,
                                 -------------------

                              1996       1995       1994
                              ----       ----       ----

Net sales                    100.0%     100.0%    100.0%
                             -----      -----     -----
Costs of sales

  Postage                     37.1       39.5      37.6

  Materials and printing      30.8       30.1      26.2

    Total cost of sales       67.9       69.6      63.8

Gross margin                  32.1       30.4      36.2

Operating expenses

  Research and development    36.8       16.3       3.0

  General and administrative  25.7        7.8      15.1

  Selling                     16.4       13.5      14.6

  Compensation expense
   related to issuance of
   options by principal
   stockholder                34.9          -         -
                              ----       ----      ----
Total operating expenses     113.8       37.6      32.7
                             -----       ----      ----
Income (loss) from
  operations                 (81.7)      (7.2)      3.5
                              ----        ---       ---
Total other income
  (expense), net               1.0       (0.6)     (0.5)
                              -----      -----      ----
Benefit (provision) for
 income taxes                    -        0.1      (0.9)
                               ---        ---      -----

Net Income (loss)            (80.7)%     (7.7)%     2.1%
                               ===        ===      =====

Fiscal Year Ended June 30, 1996 Compared with Fiscal Year Ended June 30, 1995

Net Sales

     Net sales fiscal 1996 increased by 23.6% to $4,256,887 from $3,443,965 for fiscal 1995. Net sales growth resulted primarily from a 10.7% increase in the number of pieces mailed, to 10,991,467 pieces mailed during fiscal 1996 from 9,932,869 mailed during fiscal 1995. The average price per piece mailed increased 20.7% to $0.419 during fiscal the 1996 from $0.347 during fiscal 1995.

   Cost of Sales

     Postage expense increased 16.1% to $1,580,484 during fiscal 1996 from $1,360,976 during fiscal 1995. The increase was attributable to a higher number of pieces mailed during fiscal 1996 than during fiscal 1995. Postage expense as a percentage of net sales decreased to 37.1% during fiscal 1996 from 39.5% during fiscal 1995. The decrease in postage expense as a percentage of net sales was primarily attributable to an increase in sales prices charged by the Company to reflect past increases in postal rates.

     Materials and printing expense increased 26.5% to $1,310,184 during fiscal 1996 from $1,035,954 during fiscal 1995. The increase was primarily attributable to a higher number of pieces mailed during fiscal 1996 than during fiscal 1995. Materials and printing expense as a percentage of net sales increased to 30.8% during fiscal 1996 from 30.1% during fiscal 1995. The increase in materials and printing expense as a percentage of net sales was attributable to higher paper costs which were not immediately reflected in higher sales prices charged by the Company.

Operating Expenses

     Research and development of ValueOne Online increased 179.1% to $1,565,718 during fiscal 1996 from $560,915 during fiscal 1995. Research and development of ValuOne Online 21.5% during the 1996 Period from 7.7% during the 1995 Period. The increase in general and administrative expense reflects new overhead burden for both ValuOne Online as a percentage of net sales increased to 36.8% during fiscal 1996 from 16.3% during fiscal 1995. The Company anticipates launching ValuOne Online during first quarter of calendar year 1997.

     General and administrative expense increase 307.2% to $1,094,375 during fiscal 1996 from $268,765 during fiscal 1995. General and administrative expense as a percentage of net sales increased to 25.7% during fiscal 1996 from 7.8% during fiscal 1995. The increase in general and administrative expense as a percentage of net sales was due to the addition of administrative staff associated with ValuOne Online.

     Selling expense increased 50.2% to $700,429 during fiscal 1996 from $466,1818 during fiscal 1995. Selling expense as a percentage of net sales increase to 16.4% during fiscal year 1996 from 13.5% during fiscal 1995. The increase in selling expense as a percentage of net sales was due to initial marketing expenses incurred in connection with ValuOne Online.

     In June 1996, in connection with an employment agreement with an officer of DataMark Media, a principal stockholder granted an option to the officer to purchase 237,500 shares of restricted common stock from the principal stockholder $1.50 per shares. As part of the March 1996 Placement, during the year the Company sold shares of restricted common stock in this private placement at $7.75 per share; accordingly, the Company recognized $1,484,375 of compensation expense related to grant of options to this officer during fiscal 1996.

Segment Operating Results

     Direct mail marketing net sales for fiscal 1996 increased by 23.6% to $4,256,887 from $3,443,965 for fiscal 1995. Net sales growth resulted primarily from a 10.7% increase in the number of pieces mailed to 10,991,467 pieces mailed during fiscal 1996 from 9,932,869 pieces mailed during fiscal 1995. The average price per piece mailed increased 20.7% to $0.419 during fiscal 1996 from $0.347 during fiscal 1995. Net income for fiscal 1996 decreased by 29.3% to $245,331 from $347,015 for fiscal 1995. The decrease in net income was primarily attributable to increases in selling and administrative costs associated with the direct mail marketing segment.

     The net loss from the computer online marketing segment increased 534.6% to $3,761,388 for fiscal 1996 from $592,720 for fiscal 1995. The increase was due to continued research and development efforts, the addition of administrative and support staff and marketing and promotional expenses incurred in connection with the ValuOne Online product.

     Net corporate interest income was $82,976 for fiscal 1996. This interest was earned on the proceeds from the March 96 placement. During fiscal 1995 the Company incurred interest expense of $21,685.

Fiscal Year Ended June 30, 1995 Compared with Fiscal Year Ended June 30, 1994

Net Sales

    Net sales for fiscal 1995 increased by 14.1% to $3,443,965 from $3,017,805 for fiscal 1994. Net sales growth resulted primarily from an 11.9% increase in the number of pieces mailed, to 9,932,869 pieces mailed during fiscal 1995 from 8,875,852 pieces mailed during fiscal 1994. The average price per piece mailed increased 2.1% to $0.347 during fiscal 1995 from $0.340 during fiscal 1994.

Cost of Sales

     Postage expense increased 20.0% to $1,360,976 during fiscal 1995 from $1,133,710 during fiscal 1994. The increase was attributable to a higher number of pieces mailed during fiscal 1995 than during fiscal 1994. Postage expense as a percentage of net sales increased to 39.5% during fiscal 1995 from 37.6% during fiscal 1994. The increase in postage expense as a percentage of net sales was attributable to an increase in postal rates without an immediate related increase in sales prices charged by the Company.

    Materials and printing expense increased 31.0% to $1,035,954 during fiscal 1995 from $790,744 during fiscal 1994. The increase was primarily attributable to a higher number of pieces mailed during fiscal 1995 than during fiscal 1994. Materials and printing expense as a percentage of net sales increased to 30.1% during fiscal 1995 from 26.2% during fiscal 1994. The increase in materials and printing expense as a percentage of net sales was attributable to higher paper costs which were not immediately reflected in higher sales prices charged by the Company.

Operating Expenses

     Research and development of ValuOne Online continued during fiscal 1995 and the Company incurred $560,915 of related costs.

     General and administrative expense declined 41.1% to $268,765 during fiscal 1995 from $456,039 during fiscal 1994. General and administrative expense as a percentage of net sales declined to 7.8% during fiscal 1995 from 15.1% during fiscal 1994. The decline in general and administrative expense as a percentage of net sales was primarily due to a redirection of certain administrative efforts toward research and development of ValuOne Online.

     Selling expense increased 5.9% to $466,181 during fiscal 1995 from $440,236 during fiscal 1994. Selling expense as a percentage of net sales declined to 13.5% during fiscal year 1995 from 14.6% during fiscal 1994. The decline in selling expense as a percentage of net sales was due to tighter cost controls over the sales force offset by an increase in the number of pieces mailed.

Segment Operating Results

     Direct mail marketing net sales for fiscal 1995 incresed by 14.1% to $3,443,965 from $3,017,805 for fiscal 1994. Net sales growth resulted primarily from a 11.9% increase in the number of pieces mailed to 9,932,869 pieces mailed during fiscal 1995 from 8,875,852 pieces mailed during fiscal 1994. The average price per piece mailed increased 2.1% to $0.347 during fiscal 1995 from $0.340 during fiscal 1994. Net income for fiscal 1995 increased by 42.8% to $347,015 from $242,937 for fiscal 1994. The increase in net income was primarily attributable to decrease in selling and administrative costs associated with the direct mail marketing segment.

     The net loss from the computer online marketing segment increased 356.8% to $592,720 for fiscal 1995 from $129,744 for fiscal 1994. The increase was primarily due to continued increased research and development efforts for ValuOne Online.

     Net corporate interest expense was $21,685 for fiscal 1995 and $21,639 for fiscal 1994.


Quarterly Results

     The following tables set forth certain quarterly financial information of the Company for each quarter of fiscal 1996 and fiscal 1995. This information has been derived from the quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with the financial statements and the notes thereto and the other financial information appearing elsewhere herein.


                           For the Three Months Ended
                        Dec. 31, 1995         Mar. 31, 1996      June 30, 1996      Sept. 30, 1996
                        -------------         -------------      --------------     --------------

Net sales                 $ 935,517              $ 939,534         $1,307,277          $1,481,171

Cost of Sales

   Postage                  354,378                346,790            445,550             524,499

   Materials & printing     283,417                315,654            428,675             514,266

     Total Cost of Sales    637,795                662,444            874,225           1,038,765

Gross Margin                297,772                277,090            433,052             442,406

Operating Expenses

   Research & development   308,462                431,328            661,578             679,447

   General & administrative 196,188                294,307            457,915             373,463

   Selling                  171,698                159,648            204,714             391,490

   Compensation expense
    related to issuance of
    options by principal
    stockholder                   -                      -          1,484,375                   -
                          ---------              ---------          ---------           ----------
Total operating expenses    676,348                885,283          2,808,582           1,444,400
                          ---------              ---------          ---------           ----------
Total other income
  (expense), net            (11,249)               (24,536)            85,749             161,493
                          ---------              ---------          ---------           ---------
Net loss                  $(389,875)             $(632,729)       $(2,289,781)          $(840,501)

Net Loss per common
  share(1)                    $(.07)                 $(.11)             $(.39)              $(.10)
                              ======                 ======             ======              ======

Weighted average common
  shares outstanding      5,539,953              5,543,470          5,917,491            8,110,407
                          =========              =========          =========            =========


    (1) The sum of net income (loss) per share amounts for the four quarters may not equal annual amounts due to rounding.



                                                                Three Months Ended

                                        Dec. 31, 1994      Mar. 31, 1995    Jun. 30, 1995      Sep. 30, 1995
                                        -------------      ------------     ------------       -------------
Net sales                                  $767,338          $859,779         $922,307            $1,074,559
                                           --------          --------         --------            ----------
Cost of Sales:

     Postage                                328,334           360,306          338,946               433,766

     Materials and printing                 221,382           245,714          323,631               282,438

       Total Cost of Sales                  549,716           606,020          662,577               716,024

Gross Margin                                217,622           253,759          259,730               358,355

     Research and development               103,288           110,823          156,163               164,350

     General and administrative              60,977            53,021           74,381               145,965

     Selling                                104,225           152,422          200,335               164,369
                                            -------           -------          -------               -------
       Total operating expenses             268,490           316,266          430,879               474,684
                                            -------           -------        ---------             ---------
Total other (expense), net                   (2,612)           (6,625)          (1,244)               (4,367)
                                              -----             -----            -----                 -----

Benefit (provision) for income taxes            583               987            1,851                     -

Net loss                                   $(52,897)         $(68,145)       $(170,542)            $(120,696)
                                           ========          ========        =========             =========
Net income loss per common share (1)       $   (.01)         $   (.01)       $    (.03)            $    (.02)
                                           ========          ========        == ======             =========
Weighted average common shares            4,462,612         4,941,513        5,031,315             5,539,953
  outstanding                             =========         =========        =========             =========



(1) The sum of net income (loss) per share amounts for the four quarters may not equal annual amounts due to rounding.

         The following table sets forth certain financial data as a percentage of net sales for the fiscal quarters ended September 30, 1996 and 1995.


                                     For the Three Months Ended September 30,
                                     ----------------------------------------
                                           1996                     1995
                                           ----                     ----
Net sales                                 100.0%                   100.0%
                                          -----                    -----
Cost of Sales:
    Postage                                35.4                     40.4
    Materials and printing                 34.7                     26.3
                                           ----                     ----
      Total cost of sales                  70.1                     66.7

Gross Margin                               29.9                     33.3
    Research and development               45.9                     15.3
    General and administrative             25.2                     13.5
    Selling                                26.4                     15.3
                                           ----                     ----
      Total operating expenses             97.5                     44.1
                                          -----                    -----
Loss from operations                      (67.6)                   (10.8)
Total other income (expense), net          10.9                     (0.4)
                                           ----                     ----
Net loss                                  (56.7)%                  (11.2)%
                                           ====                    =====

Quarter Ended September 30, 1996 Compared with Quarter Ended September 30, 1995

Net Sales

     Net sales for the quarter ended September 30, 1996 increased by 37.8% to $1,481,171 from $1,074,559 for the quarter ended September 30, 1995. Net sales growth resulted primarily from an increase in the number of pieces mailed during the quarter ended September 30, 1996. The average price per piece mailed increased by 14.8% to $.419 during the quarter ended September 30, 1996 from $.365 during the quarter ended September 30, 1995.

Cost of Sales

     Postage expense as a percent of sales increased 20.9% to $524,499 during the quarter ended September 30, 1996 from $433,766 during the quarter ended September 30, 1995. The increase was primarily attributable to a higher number of pieces mailed during the quarter ended September 30, 1996 than during the quarter ended September 30, 1995. Postage expense as a percentage of net sales decreased to 35.4% during the September 30, 1996 quarter from 40.4% during the September 30, 1995 quarter. The decrease in postage expense as a percentage of net sales was primarily attributable to an increase in sales prices charged by the Company to reflect past increases in postal rates.

     Materials and printing expense increased 82.1% to $514,266 during the quarter ended September 30, 1996 from $282,438 during the quarter ended September 30, 1995. The increase was primarily attributable to a higher number of pieces mailed during the quarter ended September 30, 1996 than during the quarter ended September 30, 1995. Materials and printing expense as a percentage of sales increased to 34.7% during the quarter ended September 30, 1996 from 26.3% during the quarter ended September 30, 1995. The increase in materials and printing expense as a percentage of net sales was attributable to higher paper costs and delivery of more material dominant direct mail products.

Operating Expenses

     Research and development of ValuOne Online increased 313.4% to $679,447 during the quarter ended September 30, 1996 from $164,350 during the quarter ended September 30, 1995. Research and development costs have increased due to increased levels of activity and personnel associated with ValuOne Online. The Company anticipates launching ValuOne Online during the first quarter of calendar year 1997.

     General and administrative expense increased 155.9% to $373,463 during the quarter ended September 30, 1996 from $145,965 during the quarter ended September 30, 1995. General and administrative expense as a percentage of net sales increased to 25.2% during the quarter ended September 30, 1996 from 13.5% during the quarter ended September 30, 1995. The increase in general and administrative expense as a percentage of net sales was due to the addition of administrative and support staff, as well as increased related facilities costs, associated with ValuOne Online.

     Selling expense increased 138.2% to $391,490 during the quarter ended September 30, 1996 from $164,369 during the quarter ended September 30, 1995. Selling expense as a percentage of net sales increased to 26.4% during the quarter ended September 30, 1996 from 15.3% during the quarter ended September

30, 1995. The increase in selling expense as a percentage of net sales was due to marketing and promotional expenses incurred in connection with ValuOne Online product.

Segment Operating Results

     Direct mail marketing net sales for the quarter ended September 30, 1996, increased by 37.8% to $1,481,171 from $1,074,559 for the quarter ended September 30, 1995. Net sales growth resulted primarily from an increase in the number of pieces mailed during the quarter ended September 30,1996. Net income for quarter ended September 30, 1996, increased by 6.7% to $138,639 from $129,991 for the quarter ended September 30, 1995, for this segment. Profits did not increase in line with the increase in net sales due to higher paper costs that have not been immediately reflected in higher prices charged to our customers and the delivery of more material dominant direct mail products during the quarter ended September 30, 1996, when compared to the quarter ended September 30, 1995.

     The net loss from the computer online marketing segment increased to $1,121,668 for the quarter ended September 30, 1996, from $246,334 for the quarter ended September 30, 1995. This increase was due to continued research and development efforts, the addition of administrative and support staff, as well as related facilities costs, and marketing and promotional expenses incurred in connection with the ValuOne Online product.

     Corporate interest income was $142,528 for the quarter ended September 30, 1996. This interest was earned on the unexpended proceeds from the March 96 placement. For the quarter ended September 30, 1995, the Company incurred interest expense of $4,367.

Forward Looking Information

Statements regarding the Company's expectations as to future growth of the direct mail business, future revenue from ValuOne Online, the expected commencement date of ValuOne Online service and certain other statements presented in this Prospectus constitute forward looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations. In addition to matters affecting the Company's industry generally, factors which could cause actual results to differ from expectations include, but are not limited to (i) unanticipated technical problems could delay launch of ValuOne Online, (ii) ValuOne Online has not generated revenues, and after its launch it may not generate the level of users or advertisers currently anticipated, (iii) the costs to market the ValuOne Online service to advertisers and users could be substantially higher than anticipated, (iv) the online industry is rapidly changing, and the Company may not have the technical or financial resources to compete against existing online services or against services which are newly introduced or modified, and (v) the direct mail business may not grow as anticipated due to competitive factors, including postage and material price increases which make direct mail uneconomical, competition with other forms of advertising, and competition from other direct mailers over which the Company may not have a competitive advantage.

Liquidity and Capital Resources

     The Company historically has satisfied its cash requirements through cash flows from operating activities and borrowings from financial institutions and related parties. However, in order to fund the expenses of developing and launching ValuOne Online, in March 1996, the Company began a private placement to major institutions and other accredited investors (the "March 96 Placement"). The Company completed the March 96 Placement for total net proceeds of $16,408,605 during fiscal 1996, including the exercise of warrants.

     Operating activities consumed $1,098,912 of cash in fiscal 1996, compared to $166,499 in fiscal 1995. For the fiscal quarter ended September 30, 1996, operating activities consumed $1,198,627 of cash compared to $3,416 in the prior quarter. The reduction in cash flows provided by operating activities during 1996 as compared to 1995 was primarily attributable to higher research and development costs associated with ValuOne Online.

     Cash flows used in investing activities was $2,713,864 and $142,956 during fiscal 1996 and 1995, respectively and $796,121 and $65,703 in the fiscal quarters ended September 30, 1996 and 1995 respectively. This increase in cash used for investing activities was primarily attributable to the acquisition of computer equipment for ValuOne Online. The Company's capital expenditures historically have consisted of printing machinery and office equipment.

     Cash flows provided by financing activities was $16,933,175 and $258,805 during fiscal 1996 and 1995, respectively. The increase in cash flows provided by financing activities during 1996 as compared to 1995 was primarily attributable to the proceeds of the March 96 Placement. Financing activities provided $15,637 and $762,244 during the fiscal quarter ended September 30, 1996 and 1995, respectively.

     It is anticipated that the Company will be required to spend an additional $2,500,000 for cost associated with the ValuOne Online product before its launch during the first quarter of 1997. In addition, the Company anticipates that it also needs to expend approximately $4,500,000 more than anticipated revenues during the 12 months following launch for initial marketing of the product and additional capital expenditures.

     At September 30, 1996, the Company did not have any material commitments for capital expenditures.

     Management   believes  that  the  Company  has  sufficient  cash  and  cash equivalents at September 30, 1996, to meet its requirements for the following twelve months.

                              CHANGE IN ACCOUNTANTS

     Effective June 28, 1996, the Company dismissed Hansen, Barnett & Maxwell ("Hansen") as its certifying accountant. Hansen's reports on the Company's financial statements for the years ended June 30, 1995 and 1994 did not contain an adverse opinion or a disclaimer of opinion and were not qualified as to uncertainty, audit scope, or accounting principles.

     The Company's board of directors unanimously approved dismissal of Hansen.

     During the Company's two most recent fiscal years ended June 30, 1995 and 1994 and the interim period subsequent to June 30, 1995, there were no disagreements, as defined in Regulation S-K Item 304, with Hansen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements would have caused Hansen to make a reference to the subject matter of the disagreement in connection with its reports.

     On June 28, 1996, the Company engaged Arthur Andersen LLP ("Andersen") to perform its audits and provide various accounting services thereafter. The Registrant did not consult with Andersen prior to such date regarding any reportable matter.

     Effective January 16, 1995, the Company dismissed Jones, Jensen, Orton & Company ("Jones") as its certifying accountant. Jones' report dated December 7, 1994 on the Company's financial statements for the years ended December 31, 1993, 1992 and 1991 did not contain an adverse opinion and was not qualified as to audit scope or accounting principles. The report contains the following:

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date. Unless the company is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The Company's board of directors approved dismissal of Jones.

     During the Company's fiscal years ended December 31, 1993, 1992 and 1991 and the period subsequent to December 31, 1993, there were no disagreements, as defined in Regulation S-K Item 304, with Jones on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     On January 16, 1995, the Company engaged Hansen, Barnett & Maxwell to perform its audits for the year ended December 31, 1994 and provide various accounting services thereafter. The Company and Hansen, Barnett & Maxwell did not consult prior to such date regarding any reportable matter. Hansen, Barnett & Maxwell had previously been the auditor for DataMark Systems.

                                    BUSINESS

The Company

     The Company was organized as Exchequer, Inc. as a Delaware corporation. On January 11, 1995, the Company consummated an Agreement and Plan of Reorganization (the "Agreement") with DataMark Systems, Inc., a Nevada corporation ("DataMark Systems") pursuant to which DataMark Systems became a wholly owned subsidiary of the Company. As a result of the Agreement, the former stockholders of DataMark Systems have become controlling stockholders of the Company and the officers and directors of DataMark Systems have become the officers and directors of the Company. As a condition to consummation of the Agreement, the Company effected a 1 for 3 reverse stock split and changed its name to its current name, DataMark Holding, Inc.

Overview - Targeted Advertising

     Management believes that $250 billion was spent on media advertising in the United States in 1995. Of that amount approximately $40 billion was spent on targeted direct mail advertising.

     Advertisers seek to increase the effectiveness of their advertising by directing the advertising to the types of persons they believe are most likely to be purchasers of the product or service advertised. For general circulation media, such as television, radio and newspapers, the advertisers' ability to direct its message to a specific type of potential purchaser is limited. In the case of television, the advertiser can only select the type of programming his potential purchaser should be interested in, and hope that the purchaser will be watching.

     Through an online service directed to targeted households, the online advertising messages can be delivered to those households with the highest propensity to purchase. Management therefore believes that online advertising will hold great appeal to advertisers.

     With direct mail, the advertising can be delivered directly in the homes of persons identified as likely purchasers. Although the cost per piece of advertising may be higher than generally distributed media, the purchase rate, and therefore the cost per purchase, of properly targeted direct mail can be dramatically lower than other media. For these reasons, Direct Marketing Magazine (July 1995) has stated that direct mail will be the fastest growing established advertising media.

Strategy

     DataMark provides highly targeted business to consumer advertising for its clients. The medium for such targeted advertising has been direct mail and is being expanded to include an advertiser funded online network, ValuOne Online. DataMark also intends to offer a value-added Internet service, code-named V-Network, which will receive advertising fees and end-user fees. The Company utilizes sophisticated consumer profiling techniques to target advertising to the persons most likely to purchase the specific product or service being marketed. The Company's advertising programs provide highly predictable and measurable advertising campaigns.

Some of the features that make the Company's services unique include:

           * Analysis - The DataMark direct advertising strategy includes an exhaustive analysis of the defining lifestyle characteristics of the client's existing customer base. The Company specifically identifies who is most likely to respond to the client's offer.

           * Identification - DataMark uses the results of the marketing research and analysis and performs a computerized database compilation. From this, DataMark creates a list of cluster groups or profiled individuals which match the demographic, socio-economic, lifestyle and behavior characteristics, and who have the highest propensity to buy the clients' product.

           * Implementation - DataMark implements a strategically designed program of systematic advertising to the targeted potential customers on the customized database list.

           * Measurement - DataMark conducts a thorough analysis after each advertising campaign to understand exactly what has been accomplished and where the results are leading. This critical information allows the targeting of the marketing program to be consistently fine tuned. Systematized feedback allows accurate adjustments and targeting refinement for maximum efficiency and increased positive results.

           * Turn-key Services - DataMark offers a turn-key operation to which the client can outsource its entire targeted advertising including targeting, creating, producing, delivering and analyzing the campaign.


VALUONE ONLINE

Market Overview

     Online services enable people using personal computers or other access devices to interact with other people and outside sources of information using telephone line connections channeled through a central host computer. Since the early 1980's, the range of services and the number of people using online services have grown significantly. Although the Company intends to obtain subscription fees for its V-Network Internet service, the Company intends to rely on advertising revenue, rather than end-user subscription fees, as its primary source of revenue from ValuOne Online. The estimated $250 billion spent on advertising in the United States in 1995 overshadows expected end-user subscription fees earned by all online providers. The Company believes that a number of key factors will contribute to continued growth in the consumer online services market in the 1990's, including:

           * Growth of the home computer market - Growth in ownership and use of home computers is being driven by lower hardware prices, standardization of user-friendly graphical interfaces, expansion to mass-market retail distribution channels and a renewed commitment to the lower end of the computer market among major personal computer manufacturers. In addition, increased exposure to computers in the workplace and at school has resulted in growing use of computers in the home.

           * Expansion of modem penetration - According to published sources, an estimated 18 million households in 1995 owned a personal computer equipped with a modem. The Company expects this installed base to increase in the future, as modems are now being pre-installed in a growing number of new computers. In addition, modem prices have declined substantially, making modems more accessible to both new and existing computer users.

           * Growing awareness and use of online services - Awareness and use of online services is growing rapidly because of broader press coverage of online services, a growing interest in developing a national "information super highway" and the promotional and marketing efforts of online service providers. In addition, increased participation and related promotion on the part of media companies, software publishers and information providers, greater use of electronic mail, and the growing popularity of the Internet and connectivity applications in the business market all are facilitating the expansion of online services.

           * Development of easy to use services - With the introduction of graphical user interfaces and improved functionality, online services are becoming easier to use.The Company believes continued advances in ease of use will broaden the appeal of online services and will be a significant factor in creating mass market demand for such services.

           * Increased advertiser interest - As online services continue to become a widely accepted mainstream advertising medium, more and more advertisers desire to place their promotional message in front of the online audience.

Business Strategy

     The goal of ValuOne Online is to capitalize on the growing demand for online services by providing advertiser supported services on both a national and local level. The Company believes that both local and national advertisers are willing to pay reasonable amounts to offer their products to desirable computer users. Current commercial services, such as CompuServe, Prodigy and America OnLine, have limited advertising resources which are primarily directed towards large national advertisers. ValuOne Online accommodates local and regional advertisers as well as the national advertisers sought by the other commercial services. ValuOne Online will also offer interactivity, such as the ability to frequently update ads, and to offer coupons and promotions, to an extent not currently being offered elsewhere.

     End-users in ValuOne's targeted areas will call a local telephone number to access the service. The local number will connect the user to a point of presence ("PoP") which will connect the user to ValuOne Online via the Internet or private network lines. The Company intends to establish PoPs in its targeted areas by installing and owning the PoP equipment itself, establishing local affiliates who will operate the PoP in exchange for local advertising revenue or by leasing PoP access from national or regional service providers. Targeted users accessing ValuOne Online from a PoP will not be charged for the access, but they will not be able to access any area of the Internet other than ValuOne Online. ValuOne Online will also be available to users of the Internet generally through their normal internet service provider.

     By establishing PoPs that the Company owns or operates through affiliates, ValuOne Online will allow consumers to access the service without paying fees to an Internet provider. Since the PoP can identify the locality from which the user is calling, local advertising revenue can be generated. The Company believes these advantages justify the expense of providing independent telephone access to ValuOne Online.

     The targeted users of ValuOne Online will be provided with the necessary software and local telephone number to access the service. ValuOne Online will also be available as a home page on the Internet's World Wide Web.

     The Company also intends to offer a value added Internet access service code-named V-Network. V-Network will be marketed on a family oriented Internet service, in that access to potentially objectionable sites will be blocked. The Company's browser will display advertising during the time that Web pages are loading. V-Network would only be offered in those calling areas where the Company establishes a local PoP for ValuOne Online.

Description of ValuOne Online

     ValuOne Online is designed to provide advertisers a new and effective medium to get their message directly to their target consumer audience. The Company has not commenced operation of ValuOne Online as of the date of this report. Unlike virtually every other advertising medium, ValuOne Online offers the advertisers the flexibility to interactively -- via modem -- place, adjust, or totally change their message, thus providing the advertiser the freedom to modify their marketing strategy for whatever reason at any time.

     The Company believes that ValuOne Online will combine the best of what yellow pages, newspapers, magazines, catalogs, direct mail guides, TV, radio and directories have to offer at a fraction of the cost. Rather than attempting to convince consumers to do their shopping in cyberspace, ValuOne Online is intended to encourage targeted consumers to utilize existing distribution channels (stores, catalogs, 800-numbers) by providing timely and entertaining information and promotions.

     The consumer using ValuOne Online, whether a business or an individual, has an instantaneous, electronic promotional guide to the best values in entertainment, groceries, clothing, household goods, travel, shopping, sports, employment, recreation and a myriad of other products and services. ValuOne Online allows users to immediately know where to find what they are looking for and who has it at the best price.

     The features that make ValuOne Online unique:

           * Interactive: ValuOne Online is fully interactive for both users and advertisers.

           * Online Access: Advertisers have continuous access to their ads. They can update their promotional message or offer as needed to adjust for inventory, sales volume, special events, etc. End-users also benefit from this feature. They view only what they want, when they want, and know that it is the latest promotion available.

           * Flash Find: Unlike traditional media which require the audience to view hundreds of ads that do not interest them. ValuOne's key word search feature, Flash Find, allows end-users to access exactly what they want.

           * Advertiser Sponsored: ValuOne Online is paid for by the advertiser. The end-user has continuous free access to money-savings promotions, coupons and an almost inexhaustible resource of consumer and business products and services.

           * Speed and Security: The Company believes that ValuOne Online will allow users to find the ads or promotions they want almost instantaneously, enhancing the online experience and increasing the likelihood of repeat usage.

Advertising Options

     ValuOne Online offers a wide variety of advertising services. Advertisers can choose from the following list of services to create a package that gets maximum exposure of their product or service at a fraction of the cost of traditional advertising media to a highly targeted consumer buying segment:

           * Power Display: Allows advertisers to display all of their products with full color graphics and pictures, much as they would on shelves in a retail store or in a catalog. Advertisers can choose to use full, half or smaller screens to display their products. Advertisers display their products independently or on a co-op basis with other advertisers. ValuOne Online allows advertisers to instantly update their Power Display promotional advertising.

           * Marquees: Advertiser names and promotional messages will move across all end-user screens at intervals. Unlike a TV commercial, which interrupts the viewer, the marquee promotional messages provide the end-user with important, timely information in an unobtrusive, yet highly visible format. Marquees are somewhat like billboard advertising.

           * Sponsorships: Allows advertisers to sponsor various sections of ValuOne Online. When a specific section is accessed by an end-user, the sponsor's company name, logo and a brief promotional message appear on the screen. This is much like in-arena sponsorships of sporting events.

           * Daily Specials: Opportunity for advertisers to offer date sensitive offerings on a daily basis, such as a chef special in a restaurant or a Thursday pants special at a dry cleaning business.

           * Online FSI: Free standing inserts (FSI's) are the coupon and advertising inserts distributed with newspapers on a regular schedule, typically Wednesdays and Sundays. Although the specific advertisers in an FSI will vary from week to week, consumers come to expect promotional offers on the days that the FSI is distributed, typically increasing newspaper circulation on such days. ValuOne Online will generate similar consumer interest by having a regularly scheduled time for a special coupon and promotional section to be available online.

           * Coupons: Provides the advertisers the opportunity to use coupons that can be easily found by end-users on many areas of ValuOne Online.

           *  Sales and  Promotions:  Offers  advertisers   the  opportunity  to
              notify end-users of their sales and special events, such as Labor Day, inventory reduction or anniversary sales, etc.

           * Menus: Offers restaurant industry advertisers the ability to place their menus on the screen for customers to peruse. Restaurants can change their displayed menus as often as they like. Restaurant reviews will also be available.

           * Classified: This section is similar to newspaper classified, allowing advertisers the ability to place the following types of ads:


              *  Real estate                        *  Apartments
              *  Automobile                         *  Business opportunities
              *  Home and business services         *  Schools and instruction
              *  Consumer items                     *  Miscellaneous
              *  Boats, R.V.'s, etc.

           * Job Seeker/Help Wanted: This section serves two job placement functions.

              Job Seekers is a bulletin board where people can feature their entire resume/qualifications for potential employers to read. They can either identify themselves or remain anonymous. This will be a valuable tool for people looking for work, looking for a better job, or looking for a career change. This may also be used by individuals who simply want to test the job market.

              Help   Wanted   is  similar  to  newspaper   classified,  allowing
              businesses to list job openings, etc.

           * Calendar of Events: This section contains a list of community events such as fairs, conventions, art festivals, seminars, athletic events, concerts, etc.

           * Entertainment: Offers advertisers in the entertainment field to list current and upcoming events and offer promotional discounts, coupons, etc.

           * Future Developments: ValuOne Online will be updated in response to market demand to add new advertising features.

Consumer and Business End-User Options

         For end-users of the service, ValuOne Online will offer a fast, complete and up-to-date way to find any of the following items at the best price:

              * Instant coupons and daily specials    * Groceries
              * What's on sale and where to find it   * Clothing and accessories
              * Business and service directories      * Household Goods and
              * Travel, sports and entertainment         improvements
                 guides                               * Auto, real estate and
              * Job seekers placement services           apartment deals
              * Instant classified ads                * Dining guide and menu
              * Other                                    information

     Users can search for this information using keywords, category searches, browsing or "Hot Buttons" that come up all throughout the program. Unlike virtually every other traditional online service, ValuOne Online is offered to the end-users free of charge.

ValuOne Online Systems

     ValuOne Online is divided into the following systems, depending on which customer group or function they serve.

1.   Business Advertiser System

     In this system, advertisers on ValuOne Online can:

           *  Create ads
           *  Maintain ads
           *  Delete ads
           *  View ads

     Business Advertiser Creative Module

         In this module, advertisers can log onto the system to create their own ads or give us their copy to place on the system. The various advertising options, as previously discussed are:

           *  Power Display
           *  Promotions
           *  Coupons
           *  Marquees
           *  Classified
           *  Sponsorships

     Business Advertiser Maintenance Module

         The Advertiser Maintenance Module is designed to allow advertisers instant access to advertiser listings, allowing them to make changes, additions or deletions on demand. No other advertising medium offers this kind of flexibility. Also, in this module, an advertiser can view his or her ad exactly the way it will appear in the software program.

2.   Consumer Advertiser System

     In this system end-users can:

           *  Create their own listing in the job seeker/help  wanted section
           *  Create  their  own  classified  advertisements
           *  Maintain their classified advertisements
           *  Other

     Consumer Advertiser Development Module

         This is similar to the Advertiser Creative Module for the advertisers, without all the options. End-users can log onto the system and easily create their own classified advertisements. From selling an old car to listing a home for sale, the module offers an end-user opportunity to get their message in front of thousands of interested buyers at a much lower cost than newspaper classifieds.

     Consumer Advertiser Maintenance Module

         The Maintenance Module will allow end-users the capability of editing and deleting their listings on demand. The newspaper classifieds cannot come close to matching this type of flexibility.

3.   Ad Search System

         In  this   system   end-users   are  able  to  search  the  system  for
         advertisements, specials, events, coupons, etc., by the following criteria:

           *  Flash Find
           *  Promotions
           *  Coupons
           *  Power Display
           *  Classified
           *  Geography

Network

     The Company has acquired a central computer on which ValuOne Online will operate. The Company's computer and networking equipment will initially allow simultaneous access to the system by 6,000 persons. The Company currently estimates that each session will last for 15 minutes or less, and that approximately 1.5 million active household end-users can be accommodated with the equipment. The service has been designed so that additional computers and network equipment can be added to allow for additional simultaneous users in 6,000 user increments. DataMark's on-line network computer system comprises state-of-the-art technology integrating On-Line Transaction Processing (OLTP) and client/server processing. Specific technologies include Hewlett-Packard's premier mainframe computers; two HP 9000/T520's and six HP9000/K400's; fiber optic (FDDI) connectivity; Sybase database management system; and Cisco high speed communication routers.

     The Company has installed the ValuOne Online central server system near the Company's executive offices in a suburb of Salt Lake City, Utah. Access to the server will be over the Internet, including PoPs established by the Company in targeted cities.

Software and Services Development

     The Company has developed proprietary software that makes its services easy to use and visually appealing. In addition, the Company has developed a database engine that greatly speeds and simplifies the processing of advertising and searching particular areas of ValuOne Online.

     In addition, the Company conducts ongoing development activities and licenses technology from third parties with the goal of making access to its service easier and improving the functionality of the service so it is easier to use. The Company believes that ease of use is a very important attribute and will become increasingly more important as consumer online services become a mass market service.

Competition

     The consumer online services market is highly competitive. The Company's competitors range from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than those of the Company. Major direct competitors include Prodigy, a joint venture of IBM and Sears, CompuServe, America OnLine and MicroSoft. These competitors concentrate primarily on end-user fees, rather than advertising revenue. The

Company believes that existing competitors are likely to expand their service offerings and that new competitors, including AT&T and other computer software/services, telephone and media companies, are likely to enter the consumer online services market, resulting in greater competition for the Company. Competition is also expected from newly created companies that are providing access to the Internet and tools to information providers to enable them to publish electronically on the Internet. Competitive pressures could result in reduced market share, price reductions and increased spending on marketing and product development, which could adversely affect the Company's financial condition and operating results.

     The Company believes the principal competitive factors in the consumer online services industry include product features and quality, ease of use, access to distribution channels, advertising, brand recognition, reliability and price. The Company believes that it will be able to compete effectively in these areas.

Proprietary rights

     The Company's software will be protected by copyright laws. The Company will distribute the end-user software to more than 1.5 million targeted end-user households and will make the end-user software available for download over the Internet and will allow other end-users to distribute the software to others. The central server computer software will also be copyrighted, and may be licensed to others to operate local versions of ValuOne Online or services proprietary to a single company. The licenses for such software will restrict the usage to a single computer. The Company may also attempt to obtain limited patent protection for the architecture of its products. The Company's limited financial resources could restrict its ability to litigate any infringement of its copyrights.

Direct Mail Advertising

     The Company's principal current business is to provide highly targeted direct mail advertising. The advertising on which the Company has concentrated its efforts consists of targeted mailings requesting a return mailing or other response from the consumer.

     The concept for the Company was developed by Chad Evans while he was CEO of Mountainwest Technology. Mountainwest relied heavily on direct mail as part of its marketing. Despite this reliance, there was little firm information available to guide the company in creating an effective direct mail strategy, choosing a suitable distribution list or following up on any leads generated by the mailing. Mr. Evans developed practices which were effective for Mountainwest in these areas. As a result of visiting numerous private schools throughout the country, Mr. Evans recognized that there was a demand for similar information from other schools and companies. When Mountainwest determined not to pursue this market, Mr. Evans formed DataMark.

     The Company provides a full range of direct mail services for its clients. A project will commence with the determination of the lifestyle profile of the customer's target market. The Company will then design a mailing piece to appeal to the market, which will often consist of a variation on standard pieces used by the Company for similar businesses in other locales. The Company then chooses a mailing list from lists available from third party vendors. By correlating lifestyle information available from list vendors and other sources, the Company can identify specific zip codes, mail carrier routes, neighborhoods, block segments or individuals which are most likely to match the customer's target market. The advertising material can be produced in the state of the art printing plant operated by the Company's subsidiary DataMark Printing, Inc. Final assembly and mailing is performed by the Company. The Company provides the customer with training and assistance in making sales to the leads generated by the mailings and developing future direct mail marketing plans based upon response patterns.

     The Company initially concentrated on the proprietary school market. Although schools still account for a large portion of the Company's customers, the Company has expanded to also service automobile, software and other service industries.

     The direct mail advertising industry is highly competitive, with competitors including large national mailing houses, numerous local and regional printers and mailers, and national and local advertising agencies. Many of such competitors are larger and better financed than the Company. The Company believes that its philosophy of providing full service to industries in which it has amassed substantial experience allows it to compete with third parties who may have an advantage based on price alone.

     The cost of postage is a significant element of any direct mail campaign. Increases in postal rates will increase the costs of direct mailings and may therefore depress the number or profitability of mailings by the Company in the future. The Company does not believe that recent postal rate increases have had a material long term effect on its direct mail business.

     The Company believes that the direct mail industry is continuing to expand from its current $40 billion per year level. In an effort to capitalize on such expansion, the Company intends to establish a network of approximately 10 regional sales representatives through the country to solicit direct mail advertising. The Company intends that the representatives will concentrate on marketing direct mail to advertising agencies as an adjunct to campaigns in other media. The Company believes that advertising agencies, especially on the regional level, are not fully exploiting direct mail. The Company's regional representatives will assist the agencies in planning and implementing direct mail campaigns. Creative and production for the campaign will be performed by DataMark at its existing central facilities. The Company believes that the increased volume from regional sales will compensate for the costs of establishing the regional representatives and the payment of fees to the advertising agencies. The Company has not previously marketed direct mail in this manner, and there is no assurance that the attempted expansion will be successful.

Employees

     The Company currently has approximately 58 full time employees and plans to hire additional staff for marketing its commercial products. The current employees have considerable experience and expertise in all areas of the multimedia software industry related to the Company's product line. None of the Company's employees are unionized.

Government Regulation

     The Company is not subject to direct regulation other than regulation applicable to businesses generally. However, changes in the regulatory environment relating to the telecommunications and media industry could have an effect on the Company's business, including regulatory changes which directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies. Additionally, various proposed legislation is pending before Congress which would impose additional regulations and obligations on online service providers such as the Company. Management cannot predict the likelihood that any such legislation will pass, or if passed, the financial impact, if any, the resulting regulation may have on its business.

Properties and Facilities

     The Company is leasing from a third party modern office space in Murray, Utah, a suburb of Salt Lake City, Utah. These offices include a software development lab and general offices. In August, 1996 the Company moved its offices to 12,000 square feet of modern office space in a nearby office building leased from third parties. The computer equipment and software development facilities remain in the previous location. The new offices are being leased under a five-year arrangement with an option to renew. The initial rental is $16,787 per month, subject to an annual inflation adjustment. The Company also leases space in suburban Salt Lake City, Utah for its printing plant. These facilities are believed adequate for the Company's current needs. As the ValuOne business expands, the Company may require additional space.


                                   MANAGEMENT

     Set forth below is information regarding (i) the current directors of the Company, who will serve until the next annual meeting of shareholders or until their successors are elected or appointed and qualified, and (ii) the current executive officers of the Company, who are elected to serve at the discretion of the Board of Directors.

     The Company's executive officers and directors are as follows:


           Name                            Age        Position
           Chad L. Evans                    42        Chief Executive Officer,
                                                        President, Director
           James A. Egide*+                 62        Chief Financial Officer,
                                                        Director
           Stanton Jones                    38        Director, Chief Executive
                                                        Officer of DataMark
                                                        Media
           Kenneth Woolley*+                50        Director and Senior Vice
                                                        President of Strategic
                                                        Planning
           C. Scott Stone*+                 32        Director
           James Bowers                     47        Secretary, Treasurer
           Michael D. Bard                  49        Controller

         *Serves on compensation committee.
         +Serves on audit committee.

Chad L. Evans:  Chairman, Chief Executive Officer, Director

     Mr. Evans was a founder of DataMark Systems, Inc., the predecessor to DataMark Holding, Inc., in 1987 and has been its Chief Executive Officer since 1989. He was instrumental in the start-up, operation and growth of DataMark Holding's subsidiaries DataMark Systems, Inc. and DataMark Printing, Inc. Prior to devoting his full time to DataMark in 1989, Mr Evans was involved in a number of successful companies. He served as Chief Executive Officer of Mountainwest Technology, Inc. and its subsidiary Mountainwest Junior College from 1984 until the sales of the College to Phillips Colleges in 1989. Mr. Evans continues to advise the Phillips Colleges group concerning student reccruitment advertising. Mr. Evans is on the Board of Directors of Utah Industries for the Blind.

Stanton Jones:  Chief Operating Officer

     Mr. Jones joined the Company in 1996. Mr. Jones was Vice President and General Sales Manager of KSTU-TV, a television station in Salt Lake City owned and operated by Fox Television Stations, Inc.from 1993 to 1996. Prior to joining Fox, Mr. Jones was Vice-President, National Sales Manager for the Katz Media Group where he was responsible for their west coast operations including 25 television stations and 6 media sales offices. Mr. Jones held various management and sales positions for Katz in Los Angeles, San Francisco and New York City from 1981 to 1993. Prior to joining Katz, Mr. Jones was an account executive in New York City for PGW, a national TV representative firm. Mr. Jones holds a bachelors degree in communications with an emphasis in media sales management from BYU.

C. Scott Stone:  Director

     Mr. Stone has been a director of the Company since March 1, 1996. Since February, 1995, Mr. Stone has been Director of Business Operations for the West Tennessee District of Bellsouth Mobility, a cellular telephone company. From 1992 until 1995 Mr. Stone was Regional Manager of Business Operations for Bellsouth Cellular - American Cellular Communications. During 1992, Mr. Stone was College Director and Controller for Collegiate Systems, an operator of four proprietary colleges. From 1990 to 1992, he was a Senior Internal Auditor with Cooper Industries, a global manufacturing concern. Earlier positions include senior acquisition accountant with Phillips Colleges, Inc. and senior auditor with KPMG Peat Marwick. Mr. Stone obtained his Master of Professional Accountancy and Bachelors of Science - Accounting degrees from the University of Southern Mississippi. Mr. Stone is a certified public accountant.

Kenneth Woolley: Director, Vice President of Strategic Planning

     Mr. Woolley has been a founder and director of several companies. Mr. Woolley served on the Board of Directors of Megahertz Holding Corporation, the leading manufacturer of fax/modems for laptop and notebook computers until February, 1995. Prior to the merger of Megahertz and VyStar Group, Inc. in June, 1993, Mr. Woolley had served as President of the parent company. Since 1979, Mr. Woolley has been a principal in Extra Space Management, Inc. and Extra Space Storage, privately held companies engaged in the ownership and management of mini-storage facilities. Since 1989, Mr. Woolley has been a partner in D.K.S. Associates, and since 1990 a director and executive officer of Realty Management, Inc., privately held companies engaged in the ownership and management of apartments, primarily in Las Vegas, Nevada. Mr. Woolley is a director of Cirque Corporation. Mr. Woolley also serves as an associate professor of business management at Brigham Young University. Mr. Woolley holds a B.A. in Physics from Brigham Young University, an M.B.A. and Ph.D. in Business Administration from the Stanford University Graduate School of Business. Mr. Woolley is available to the Company on a part-time, as needed basis.

James Bowers:  Secretary, Treasurer

     Mr. Bowers has been with DataMark since 1989 and was appointed to his offices with the Company on January 11, 1995. From 1986 to 1989, Mr. Bowers owned his own accounting firm in Gunnison, Colorado. From 1975 to 1986, Mr. Bowers held positions as accountant or controller with various firms, including Computer Associates and R.M. Taylor Steel Fabricators. Mr. Bowers received an Associates degree in accounting from LDS Business College.

Michael Bard:  Controller

     Mr. Bard joined the Company in September 1996. Mr. Bard was the Controller for Ard, Inc., a professional services corporation located in Burlington, Vermont from 1991 to 1996. Prior to joining Ard, Inc., Mr. Bard was Senior Vice President, Controller for CACI, Inc. International, an information technology company located in Fairfax, Virginia from 1976 to 1991. Mr. Bard is a Certified Public Accountant and holds a bachelors degree in accounting.

James A. Egide:  Chief Financial Officer, Director

     Mr. Egide was appointed as a Director of the Company on January 11, 1995. Since 1990, Mr. Egide has primarily been involved in managing his personal investments, including multiple international and national business enterprises. In 1978 he co-founded Carme, a public company, and served as CEO and Chairman of the Board until 1989 when it was sold. From 1976 until 1980, Mr. Egide's primary occupation was President and Director of Five Star Industries, Inc., a California corporation which was a general contractor and real estate developer. His principal responsibilities were land acquisition, lease negotiations and financing.

Significant Employees

Arthur Benjamin:  President of DataMark Systems

     Mr. Benjamin has 25 years in marketing and sales and 12 years in proprietary school marketing and operations. He has held executive positions with Group W, CBS, Admarketing (a national media buying service), Connecticut Public Broadcasting, CPI (a group of four proprietary schools), and Advantage Media and Marketing (a consumer ad agency). He has overseen numerous public relations campaigns and designed and published a regional magazine. Prior to joining the Company in January 1995 as a full time employee, Mr. Benjamin had been President of Watterson College since 1994, in addition to serving as CEO of MCS Technologies, Inc., a company engaged in vocational training since 1993, and Senior Vice President/Marketing of Rhodes Group, a company engaged in vocational training since 1989, President, Marketing By Design (a national marketing agency) since 1981, and Travel By Design (a national travel agency) since 1992. He is a graduate of Clark University, the Burklyn Business School and the Career College Association leadership conference.

Mark N. Johnson: Information Systems Director

     Mr. Johnson has over 10 years in the information systems industry. Prior to joining the Comapny in 1995 he served as the Director of Information Systems for Antenna Technology Communications, Inc., a wireless communications company from 1994 to 1995 and as Vice President of Information Systems for One-2-One, a long-distance telephone company from 1993 to 1994. He was also the Director for Information Systems for Philips Junior College in Salt Lake City, Utah from 1989 to 1993. Mr. Johnson holds a Masters degree in Business Administration from the University of Phoenix, May 1995, and a Bachelors degree in Computer Science and Information Systems from Idaho State University, December 1984. He also has significant experience in design and implementation of client server database management systems.

Tom Dearden:  Creative Director

     Mr. Dearden received his Bachelors degree (BFA) from the University of Utah in Graphic Design and Advertising. He has been with DataMark Systems, Inc. since 1989. Previously he served as art director and advertising manger for a publisher and also owned and operated a small advertising agency. His expertise includes virtually all aspects of advertising from print production to state of the art creative. Throughout his career he has been responsible for literally millions of pieces of direct mail. He has designed advertising campaigns for all kinds of clients including hundreds of private educational institutions across the nation. He has also designed campaigns for the medical, insurance, finance and real estate fields as well as work for charitable organizations.

Rick Bentz: Market Research Director

     Mr. Bentz has served as National director of Market Research for Mrs. Fields Cookies, Executive Director of Market Research for RETECH (with clients such as Kentucky Fried Chicken - Canada and Winchells Doughnuts -U.S.) and President of GEOSTATE, a national marketing research firm. He has been with DataMark Systems since 1990. He has extensive knowledge and background in sophisticated marketing database systems. His methodologies include the use of demographic and lifestyle segmentation systems for site evaluation, customer / product profiles and direct mail targeting. Mr. Bentz holds a Bachelor of Science degree in Business Marketing from the University of Utah.


                             EXECUTIVE COMPENSATION

     The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the last three years to the Company's Chief Executive Officer as of June 30, 1996 and to each of the Company's other executive officers whose annual salary and bonus exceeded $100,000.

                               Summary Compensation

                 Annual Compensation                Long Term Compensation

                    Year                          Other Annual
   Name and        Ended    Salary    Bonus       Compensation    Options/SARs
Principal Position  6/30     ($)       ($)            ($)              (#)
                    1996  $123,600
Chad Evans          1995  $123,600                    (1)
Chairman/CEO        1994  $123,600


(1) Mr. Evans receives the use of a Company owned car. The estimated annual cost to the Company is $6,000.

The Company does not have a compensation committee. Compensation of the executive officers may be increased from time to time as determined by the Board of Directors.

Stock Options Granted in Last Fiscal Year

     Information concerning fiscal 1996 grants to named executive officers is reflected in the table below. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of five percent and ten percent over the full five year term of the options. These potential realizable values are based solely on arbitrarily assumed rates of price appreciation required by applicable SEC regulations. Actual gains, if any, on option exercises and common stockholdings are dependent on the future performance of the Company and overall stock market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.




                                Individual Grants                                     Potential Realizable Value
                                                                                        at Assumed Annual Rates
                                                                                      of Stock Price Appreciation
                                                                                            for Option Term
======================== ------------- -------------- -------------- -------------- --------------- ================
         Name              Options      % of Total      Exercise      Expiration         (5%)            (10%)
                         Granted (#)      Options         price          Date            ($)              ($)
                                        Granted to
                                         Employees
                                          in 1996

======================== ============= ============== ============== ============== =============== ================
     Chad L. Evans          25,000                        $5.00                        $34,535          $76,314
======================== ============= ============== ============== ============== =============== ================


     Aggregated Option Exercises and Year-End Option Values in Fiscal 1996. The following table summarizes for each of the named executive officers of the Company the number of stock options, if any, exercised during fiscal 1996, the aggregate dollar value realized upon exercise, the total number of unexercised options held at June 30, 1996 and the aggregate dollar value of in-the-money unexercised options, if any, held at June 30, 1996. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise price of the option. The value of unexercised, in-the-money options at June 30, 1996 is the difference between its exercise price and the fair market value of the underlying stock on June 30, 1996, which was $12.75 per share based on the closing bid price of the Common Stock on June 30, 1996. The underlying options have not been and, may never be exercised; and actual gains, if any, on exercise will depend on the value of the Common Stock on the actual date of exercise. There can be no assurance that these values will be realized.


                                                        Number of Unexercised            Value of Unexercised
                                                             Options at                 In-the-Money Options at
                                                               6/30/96                          6/30/96
Name                  Shares         Value         Exercisable    Unexercisable     Exercisable    Unexercisable
                      Acquired on    Realized ($)
                      Exercise(#)
--------------------- -------------- ------------- -------------- ----------------- -------------- -----------------
Chad L. Evans         -0-            -0-           25,000         -0-               $193,750       $0


Stock Option Plan

     The Company has adopted the DataMark Systems Omnibus Stock Option Plan (the "Option Plan") to assist the Company in securing and retaining key employees and directors. The Option Plan provides that options to purchase a maximum of 780,532 shares of Common Stock may be granted to (i) directors and consultants, and (ii) officers (whether or not a director) or key employees of the Company ("Eligible Employees"). The Option Plan will terminate in 2014 unless sooner terminated by the Board of Directors.

     The Option Plan is administered by a committee (the "Option Committee") currently consisting of the Board of Directors. The total number of options granted in any year to Eligible Employees, the number and selection of Eligible Employees to receive options, the number of options granted to each and the other terms and provisions of such options are wholly within the discretion of the Option Committee, subject to the limitations set forth in the Option Plan. The option exercise price for options granted under the Plan may not be less than 100% of the fair market value of the underlying common stock on the date the option is granted. Options granted under the Option Plan expire upon the earlier of an expiration date fixed by the Option Committee or five years from the date of grant.

     The Company has the power under the Option Plan to issue both qualified and non-qualified stock options. As of June 30, 1996, options to purchase 451,623 shares of Common Stock were outstanding under the Plan.

Compensation of Directors

     The Company's non-employee Directors are not currently compensated for attendance at Board of Director meetings. Non-employee directors may be granted, on an ad hoc basis, stock options upon being appointed to the Board. The Company may adopt a formal director compensation plan in the future. All of the Directors are reimbursed for their expenses for each Board and committee meeting attended.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding Common Stock of the Company beneficially owned as of September 30, 1996 by: (i) each person known by the Company to beneficially own 5% or more of the outstanding Common Stock, (ii) by each director and director nominee, (iii) by each executive officer named in the Summary Compensation Table, and (iv) by all officers and directors as a group. As of September 30, 1996, there were 8,110,407 shares of Common Stock outstanding and no Preferred Stock outstanding.


Names and Addresses of Principal                Amount of       Percentage of
Stockholders                                  Common Shares   Voting Securities*
--------------------------------              -------------   ------------------
Quantum Industrial Partners LDC                   675,000            8.6%
Kay Flamboyan 9
Willemstad, Curacao
Netherlands Antilles

Pequot International Fund L.P. and                450,000            5.7%
Pequot Partners Fund L.P.
354 Pequot Ave
SouthPort, CT

Names and Addresses of
Officers and Directors
-------------------------
Chad L. Evans                                    2,736,375(1)       34.8%
488 East Winchester Street, Suite 100
Salt Lake City, Utah  84107

James A. Egide                                   1,530,256(2)       19.4%
488 East Winchester Street, Suite 100
Salt Lake City, Utah  84107

C. Scott Stone                                     15,000(3)         0.2%
1100 Concourse Parkway
Birmingham, Alabama

Kenneth Woolley                                   165,000(4)         2.1%
7001 South 900 East
Midvale, Utah  84048
----------------------------

 * Assumes exercise of all exercisable options held by listed security holders which can be acquired within 60 days from September 30, 1996.

(1) Includes shares held by a trust controlled by Mr. Evans. Also includes 25,000 shares which Mr. Evans may acquire on exercise of options.

(2) Includes 25,000 shares which Mr. Egide may acquire on exercise of options.

(3) Includes 15,000 shares which Mr. Stone may acquire on exercise of options. Dos not include an additional 30,000 shares which may be acquired on exercise of options which are not currently exercisable.

(4) Includes 25,000 shares which Mr. Woolley may acquire on exercise of options, but does not include an additional 100,000 shares which may be acquired on exercise of options which are not currently exercisable.

(5) Consists of 50,000 shares Mr. Jones may acquire on exercise of options from the company and another 237,500 shares on exercise of options granted by another stockholder. Does not include an additional 125,000 shares which may be acquired on exercise of options which are not currently exercisable.

The stockholders listed have sole voting and investment power, except as otherwise noted.

                    CERTAIN TRANSACTIONS WITH RELATED PARTIES

     During the fiscal year ended June 30, 1995, the Company borrowed $13,500 from Mr. Evans and $116,000 from a private company affiliated with Mr. Egide. Such loans bear interest at 10% per annum, after an initial grace period, and are due on demand. The loans were approved by the disinterested members of the Board of Directors.

     At June 30, 1995, the Company had notes receivable from shareholders in the amount of $719,000. These notes, which arose from the April 95 Placement, were collected during the first quarter of fiscal 1996.

     During the fiscal year ended June 30, 1995, the Company provided advertising services to a proprietary school for which Mr. Benjamin was an officer. The amount of such services was $200,000. The Company believes that such services were provided on substantially the same terms as were available to all of the Company's customers.

     In April 1996, the Company borrowed $500,000 from a bank to fund computer equipment purchases. The loan is guaranteed by Messrs. Evans and Egide and two other shareholders. In exchange for this guarantee, such persons received a one-year option to purchase 25,000 shares each at a price of $5.00 per share.

     In June, 1996 Chad Evans granted an option to an officer of DataMark Media to induce such person to enter into an employment agreement. The exercise price of the option was less than the fair market value of the common stock at the date of grant. For financial reporting purposes, the Company was required to record a compensation expense for these options as if the options had been granted by the Company itself. See Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                   LITIGATION

     From time to time, the Company is subject to routine, non-material litigation relating to claims made by or against the Company.


                              PLAN OF DISTRIBUTION

Manner of Offering

Sale of Shares by Selling Shareholders

     The Selling Shareholders have advised the Company that sales of the Shares by the Selling Shareholders and the resale of the Shares acquired or exercise of the Warrants may be effected by the Selling Shareholders from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices which may be charged, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The Selling Shareholders and any broker-dealers that act in connection with the sale of the Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Act.

Issuance of Shares on exercise of Warrants

     See "Exercising Warrantholders" herein.

                              SELLING SHAREHOLDERS

     The following table sets forth the names and numbers of shares of common stock held by the Selling Shareholders as of the date of this Prospectus and offered for sale hereunder.


                   Number of Shares                           Number of           Beneficial          Percent of
                       Beneficially        Percent of      Shares Being      Ownership after         Class after
Shareholder               Owned(l)           Class(l)              Sold          Offering(2)         Offering(2)
-----------       -----------------       -----------      ------------      ---------------        ------------

Jeffrey D. Appel           5,000                 *                5,000                0                  0.0%

Armen Partners, L.P.     255,000                3.1%             255,000               0                  0.0%

Jeff Boyko                10,000                0.1%              10,000               0                  0.0%

C.E. Cord Joint Venture   10,000                0.1%              10,000               0                  0.0%

Chilton International
 (BVI) Ltd.               58,500                0.7%              58,500               0                  0.0%

Chilton Investment
 Partners, L.P.           58,500                0.7%              58,500               0                  0.0%

Chilton Opportunity
 Trust, L.P.              13,000                0.2%              13,000               0                  0.0%

W. Thomas Clark           15,000                0.2%              15,000               0                  0.0%

Cranshire Capital, L.P.    5,000                  *                5,000               0                  0.0%

Delaware Charter Guaranty
 & Trust, Trustee F/B/O
 Bert Cohen IRA           10,000                0.1%              10,000               0                  0.0%

Delaware Charter Guaranty
 & Trust, Trustee F/B/O H.
 Leland Getz IRA          30,000                0.4%              30,000               0                  0.0%

Joseph L. Dowling          3,000                 *                 3,000               0                  0.0%

Eagle Growth, L.P.        64,600                0.8%              64,600               0                  0.0%

Amir L. Ecker             22,500                0.3%              22,500               0                  0.0%

Larry Feinberg            32,258                0.4%              32,258               0                  0.0%

Fleetfooted and Co.
 (Nominee for SunAmerica
 Small Company Growth
 Fund)                   290,322                3.6%             290,322               0                  0.0%

Freedman Family Trust      5,000                 *                 5,000               0                  0.0%

General Electric Pension
 Trust                   180,625                2.2%             180,625               0                  0.0%

Gilford Partners, L.P.    20,000                0.2%              20,000               0                  0.0%

Roxanne Googin             5,000                 *                 5,000               0                  0.0%

Colton Gramm               5,000                 *                 5,000               0                  0.0%

Penelope S. Hansen         7,500                 *                 7,500               0                  0.0%

Hausmann Holdings         50,000                0.6%              50,000               0                  0.0%

Jon P. Hedley             10,000                0.1%              10,000               0                  0.0%

Invesco Strategic
 Technology Portfolio,
 Inc.                     70,000                0.9%              70,000               0                  0.0%


Fred Ketcher               5,000                 *                 5,000               0                  0.0%

Keyway Investments, Ltd.  20,000                0.2%              20,000               0                  0.0%

Joel D. Liffmann          10,000                0.1%              10,000               0                  0.0%

Mary Margaret Losty       16,000                0.2%              16,000               0                  0.0%

Marin Catholic High
 School                   25,000                0.3%              25,000               0                  0.0%

David Mock               125,000                1.5%             125,000               0                  0.0%

Mustang Partners, L.P.    22,500                0.3%              22,500               0                  0.0%

Noel Nosseck               5,000                 *                 5,000               0                  0.0%

Oracle Partners, L.P.     76,774                1.0%              76,774               0                  0.0%

John P. Patrou             5,000                 *                 5,000               0                  0.0%

Payne Financial          125,000                1.5%             125,000               0                  0.0%

Joyce Payne                3,500                 *                 3,500               0                  0.0%

Pequot International
 Fund L.P.               205,000                2.5%             205,000               0                  0.0%

Pequot Partners
 Fund L.P.               245,000                3.0%             245,000               0                  0.0%

Quantum Industrial
 Partners LDC            675,000                8.4%             675,000               0                  0.0%

Ropar                     20,000                0.2%              20,000               0                  0.0%

David Rosen                5,000                 *                 5,000               0                  0.0%

Ruenitz Associates,
 Inc.                      5,000                 *                 5,000               0                  0.0%

Kevin Seth                11,000                0.1%              11,000               0                  0.0%

Dan K. Shaw               12,903                0.2%              12,903               0                  0.0%

Harry Silver              30,000                0.4%              30,000               0                  0.0%

Jack Skiba                15,000                0.2%              15,000               0                  0.0%

Andrew Stallman           15,000                0.2%              15,000               0                  0.0%

V&S Enterprises, Inc.     20,000                0.2%              20,000               0                  0.0%

Stuart T. Weisbrod         7,000                 *                 7,000               0                  0.0%

Wolverine Capital Corp.   32,000                0.4%              32,000               0                  0.0%

     Total             2,972,482                               2,972,482

         *Less than 0.1%
(1) Includes Shares of Common Stock that may be acquired pursuant to the Warrants held by the Selling Shareholders. See "Exercising Warrantholders" herein.

(2) Assumes all shares owned by the Selling Shareholder that are registered under the Prospectus, including shares obtained on the exercise of the Warrants, will be sold as part of the Offering.

                    EXERCISING WARRANTHOLDERS

         Shares to which this Prospectus relates includes up to 431,125 shares of Common Stock issuable upon the exercise of certain outstanding Warrants (the "Warrants"). The Warrants generally provide for the right to purchase Common Stock of the Company at a price of $7.75 per share, subject to adjustment in certain circumstances if the Company issues additional Common Stock or subdivides or combines outstanding Common Stock. The Warrants will be redeemed by the Company for $.10 per share ten days after the effective date unless exercised prior to such date.

         The following table describes the Warrants and the holders thereof:



          Warrantholder                        Shares Purchasable on
                                               Exercise of Warrants


          Armen Partners, L.P.                         125,000

          W. Thomas Clark                                5,000

          General Electric Pension Plan                 36,125

          Payne Financial                              125,000

          Harry Silver                                  10,000

          Jack Skiba                                     5,000

          David Mock (1)                               125,000

             Total                                     431,125



(1) These Warrants are exercisable at $9.00 per share and are not subject to redemption.

                          LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Salt Lake City, Utah.

                             EXPERTS

     The consolidated financial statements of the Company as of June 30, 1996, and for the year then ended included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of the Company as of June 30, 1995, and for the two years then ended included in this Prospectus have been audited by Hansen Barnet & Maxwell, independent certified public accountants, as indicated in their report with respect thereto, and are included herein upon the authority of said firm as experts in accounting and auditing.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                          September 30,              June 30,
                                              1996                     1996
                    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents           $     11,180,292       $     13,159,404
  Trade accounts receivable
                                               688,186                502,996
  Inventory
                                                67,185                 82,972
  Note receivable from officer
                                                 1,000                  1,000
  Other current assets
                                                12,644                 29,370
                                   --------------------   --------------------
        Total current assets                11,949,307             13,775,742
                                   --------------------   --------------------

PROPERTY AND EQUIPMENT:
  Computer and office equipment              3,163,820              2,752,114
  Printing equipment                           319,895                259,198
  Furniture, fixtures and
    leasehold improvements                     488,649                188,099
  Vehicles                                      40,525                 40,525
                                   --------------------     --------------------
                                             4,012,889              3,239,936
  Less accumulated depreciation and
     amortization                             (542,282)              (476,573)
                                    --------------------    --------------------
       Net property and equipment            3,470,607              2,763,363
                                    --------------------    --------------------

OTHER ASSETS                                    27,316                  4,148
                                    --------------------    --------------------

                                      $     15,447,230       $     16,543,253
                                    ====================    ====================


















           The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                          September 30,              June 30,
                                               1996                     1996

             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable                      $       423,018        $       737,810
 Accrued liabilities                           262,587                192,541
 Current portion of notes payable               19,086                 43,201
 Notes payable to related parties                1,666                  1,666
 Other current liabilities                         -                   26,411
                                    --------------------    --------------------
      Total current liabilities                706,357              1,001,629
                                    --------------------    --------------------

STOCKHOLDERS' EQUITY:
 Preferred stock; $.0001 par value;
  2,500,000 shares authorized; no
  shares issued                                    -                      -
 Common stock, $.0001  par  value;
  20,000,000  shares  authorized;
  8,110,407 and 8,085,407 shares
  outstanding, respectively                       811                    808
 Additional paid-in capital                20,625,023             20,585,276
 Stock subscriptions receivable                                   (1,496,137)
                                           (1,496,137)
 Accumulated deficit                       (4,388,824)            (3,548,323)
                                    --------------------    --------------------
   Total stockholders' equity              14,740,873             15,541,624
                                    --------------------    --------------------

                                     $     15,447,230       $     16,543,253
                                    ====================    ====================

















           The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (Unaudited)



                                                1996                    1995

NET SALES                              $      1,481,171       $      1,074,559
                                     --------------------    -------------------

COSTS OF SALES:
   Postage                                      524,499               433,766
   Materials and printing                       514,266               282,438
                                      -----------------      ----------------
     Total cost of sales                      1,038,765               716,204

GROSS MARGIN                                    442,406               358,355

OPERATING EXPENSES:
   Research and development                     679,447               164,350
   General and administrative                   373,463               145,965
   Selling                                      391,490               164,369
                                      --------------------   -------------------
      Total operating costs and expenses      1,444,400               474,684
                                      --------------------   -------------------

LOSS FROM OPERATIONS                         (1,001,994)             (116,329)

OTHER INCOME (EXPENSE):
   Interest and other income                    162,643                  -
   Interest expense                              (1,150)               (4,367)
                                      --------------------   -------------------
       Total other income (expense), net        161,493                (4,367)
                                      --------------------   -------------------

NET LOSS                               $       (840,501)      $      (120,696)
                                      ====================   ===================

NET LOSS PER COMMON SHARE              $          (0.10)      $         (0.02)
                                      ====================   ===================

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES                           8,110,407             5,539,953
                                      ====================   ===================












           The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

                     DATAMARK HOLDING, INC AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (Unaudited)

                Increase (Decrease) in Cash and Cash Equivalents

                                                   1996               1995
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Loss                                    $   (840,501)           (120,686)
 Depreciation and amortization                     65,709              26,150
 Changes in operating assets and liabilities
    Trade accounts receivable                    (185,190)             22,694
    Inventory                                      15,787               2,843
    Other current assets                           16,726                 -
    Accounts payable                             (314,792)             89,464
    Accrued liabilities                            70,046             (11,661)
    Deferred revenue                                                  (12,220)
    Other current liabilities                     (26,412)
                                            ---------------    -----------------
        Net cash used in
           operating activities                (1,198,627)             (3,416)
                                            ---------------    -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment           (772,953)            (59,082)
    Increase in other assets                      (23,168)             (6,621)
                                           -----------------   -----------------
    Net cash used in investing activities        (796,121)            (65,703)
                                           ------------------  -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net proceeds from the issuance of
      common stock and other contributed
      capital                                     39,750             719,000
    Proceeds from borrowings                         -               153,334
    Principal payments on borrowings             (24,113)            (71,299)
    Payments for deferred offering costs             -               (38,791)
                                          ------------------   -----------------
    Net cash provided by financing
     activities                                   15,637             762,244
                                          ------------------   -----------------

NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                        (1,979,111)            693,125

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                         13,159,404              39,005
                                          ------------------    ----------------
CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                        $   11,180,293        $    732,130
                                          ==================     ===============






           The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 - INTERIM FINANCIAL STATEMENTS

         The accompanying interim financial statements as of September 30, 1996 and for the three months ended September 30, 1996 and 1995 are unaudited and, in the opinion of management, all adjustments necessary for a fair presentation have been included, and consist only of normal recurring adjustments. The financial statements are condensed and, therefore, do not include all disclosures normally required by generally accepted accounting principles. These financial statements should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report pm For, 10-K for the year ended June 30, 1996. The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the results to be expected for the entire fiscal year ending June 30, 1997. Certain previously reported amounts have been reclassified to conform to the September 30, 1996 presentation. These reclassifications had no affect on the previously reported net loss.

NOTE 2 - SEGMENT INFORMATION

         Information regarding the Company's operations for the three months ended September 30, 1996, relating to the direct mail marketing industry and the computer on-line marketing industry, is as follows:

                                            Computer    Corporate
                          Direct Mail       On-line     Interest
                           Marketing       Marketing     Income         Total
                          -----------     ----------   ----------    ----------
Net sales                 $1,481,171     $      -       $     -      $1,481,171
Net Income (loss)           138, 639      ( 1,121,668)     142,528     (840,501)
Depreciation                  21,036           44,673         -          65,709
Property and equipment
 purchases                    51,062          721,891         -         772,953
Identifiable assets at
 September 30, 1996          980,979        3,244,999         -       4,225,978

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF JUNE 30, 1996 AND 1995

                            TOGETHER WITH REPORTS OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To DataMark Holding, Inc.:

We have audited the accompanying consolidated balance sheet of DataMark Holding, Inc. and subsidiaries as of June 30, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DataMark Holding, Inc. and subsidiaries as of June 30, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.





ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  September 26, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Stockholders and the Board of Directors
DataMark Holding, Inc.:


We have audited the accompanying consolidated balance sheet of DataMark Holding, Inc. and subsidiaries as of June 30, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DataMark Holding, Inc. and subsidiaries as of June 30, 1995, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.



                                         HANSEN, BARNETT & MAXWELL


Salt Lake City, Utah
 October 5, 1995

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                          AS OF JUNE 30, 1996 AND 1995



                                     ASSETS

                                                 1996                 1995
                                          -----------           ----------
CURRENT ASSETS:
  Cash                                    $13,159,404           $   39,005
  Trade accounts receivable                   502,996              450,814
  Receivables from sale of common
    stock to shareholders                           -              719,000
  Inventory                                    82,972              107,921
  Note receivable from officer                  1,000                1,000
  Other current assets                         29,370                9,304
                                          -----------          -----------
     Total current assets                  13,775,742            1,327,044
                                          -----------          -----------

PROPERTY AND EQUIPMENT:
  Computer and office equipment             2,752,114              231,684
  Printing equipment                          259,198              227,289
  Furniture, fixtures and leasehold
    improvements                              188,099               48,800
  Vehicles                                     40,525               32,866
                                          -----------          -----------
                                            3,239,936              540,639
  Less accumulated depreciation and
    amortization                             (476,573)            (320,808)
                                          -----------          -----------
     Total property and equipment, net      2,763,363              219,831
                                          -----------          -----------

OTHER ASSETS                                    4,148               84,570
                                          -----------          -----------

                                          $16,543,253           $1,631,445
                                          ===========          ===========




           The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                          AS OF JUNE 30, 1996 AND 1995



                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                1996               1995

CURRENT LIABILITIES:
  Accounts payable                       $   737,810         $  225,617
  Accrued liabilities                        192,541             59,336
  Other current liabilities                   26,411             25,470
  Current portion of notes payable            43,201             71,299
  Notes payable to related parties             1,666            151,166
                                         -----------        -----------
     Total current liabilities             1,001,629            532,888
                                         -----------        -----------

LONG-TERM NOTES PAYABLE                            -             25,332
                                         -----------        -----------
COMMITMENTS AND CONTINGENCIES
  (Notes 1 and 6)

STOCKHOLDERS' EQUITY:
  Preferred stock, $.0001 par value;
    2,500,000 shares authorized; no
    shares issued                                  -                  -
  Common stock, $.0001 par value;
    20,000,000 shares authorized;
    8,085,407 and 5,539,953 shares
    outstanding, respectively                    808                554
  Additional paid-in capital              20,585,276          1,187,913
  Stock subscriptions receivable          (1,496,137)                 -
  Accumulated deficit                     (3,548,323)          (115,242)
                                         -----------        -----------
     Total stockholders' equity           15,541,624          1,073,225
                                         -----------        -----------

                                         $16,543,253         $1,631,445
                                         ===========        ===========




           The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994






                                                1996                1995                 1994
                                         -----------         -----------          -----------

NET SALES                                $ 4,256,887          $3,443,965           $3,017,805
                                         -----------         -----------          -----------
COST OF SALES:
  Postage                                  1,580,484           1,360,976            1,133,710
  Materials and printing                   1,310,184           1,035,954              790,744
                                         -----------         -----------          -----------
     Total cost of sales                   2,890,668           2,396,930            1,924,454
                                         -----------         -----------          -----------
     Gross margin                          1,366,219           1,047,035            1,093,351
                                         -----------         -----------          -----------

OPERATING EXPENSES:
  Research and development                 1,565,718             560,915               89,250
  General and administrative               1,094,375             268,765              456,039
  Selling                                    700,429             466,181              440,236
  Compensation expense related to
    issuance of options by principal
    stockholder                            1,484,375                   -                    -
                                         -----------         -----------          -----------

     Total operating expenses              4,844,897           1,295,861              985,525
                                         -----------         -----------          -----------

(LOSS) INCOME FROM OPERATIONS             (3,478,678)           (248,826)             107,826
                                         -----------         -----------          -----------
OTHER INCOME (EXPENSE):
  Interest and other income                   96,008               3,121                5,367
  Interest expense                           (50,411)            (21,685)             (21,639)
                                         -----------         -----------          -----------
     Total other income (expense), net        45,597             (18,564)             (16,272)
                                         -----------         -----------          -----------

(LOSS) INCOME BEFORE INCOME TAXES         (3,433,081)           (267,390)              91,554

BENEFIT (PROVISION) FOR INCOME TAXES               -               3,120              (28,556)
                                         -----------         -----------          -----------

NET (LOSS) INCOME                        $(3,433,081)         $ (264,270)          $   62,998
                                         ===========         ===========          ===========

NET (LOSS) INCOME PER COMMON SHARE       $     (0.58)         $    (0.06)          $     0.01
                                         ===========         ===========          ===========
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES                        5,917,491           4,713,028            4,282,299
                                         ===========          ===========          ===========



           The accompanying notes to consolidated financial statements are an integral part of these statements.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                                          Additional             Stock          Accumulated
                                                Common Stock               Paid-in           Subscriptions        Earnings
                                            Shares         Amount          Capital             Receivable         (Deficit)
                                           ----------      -------        -----------        --------------     -------------
BALANCE, June 30, 1993                     4,242,026        $424         $   252,576           $       -        $    86,030

Cash contribution
  by a shareholder                                 -           -               6,912                   -                  -

Issuance of common
  stock for cash                              82,719           8              39,262                   -                  -

Conversion of amount
  due to a shareholder                             -           -               8,000                   -                  -

Conversion of note payable
  to a related party                          40,300           4              19,996                   -                  -

Net income                                         -           -                   -                   -             62,998
                                           ---------        ----         -----------         -----------        -----------

BALANCE, June 30, 1994                     4,365,045         436             326,746                   -            149,028

Issuance of common
  stock for cash                             223,622          23             168,477                   -                  -

Issuance of common stock
  upon merger with
  Exchequer I, Inc.                          471,952          47             (26,262)                  -                  -

Issuance of common stock
  for notes receivable                       479,334          48             718,952                   -                  -

Net loss                                           -           -                   -                   -           (264,270)
                                           ---------        ----         -----------         -----------        -----------

BALANCE, June 30, 1995                     5,539,953         554           1,187,913                   -           (115,242)

Issuance of common stock
  for cash, net of
  offering costs of
  $1,524,538                               1,992,179         199          13,914,650                   -                  -

Stock subscriptions, net
  of commissions to be
  paid of $166,238                           214,500          21            1,496,116         (1,496,137)                 -

Exercise of stock warrants                   321,775          32            2,493,724                  -                  -

Issuance of options by
  principal stockholder                            -           -            1,484,375                  -                  -

Exercise of stock options                     17,000           2                8,498                  -                  -

Net loss                                           -           -                    -                  -         (3,433,081)
                                           ---------        ----         -----------         -----------        -----------

BALANCE, June 30, 1996                     8,085,407        $808          $20,585,276        $(1,496,137)       $(3,548,323)
                                           =========        ====          ===========        ===========        ===========

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994


                           Increase (Decrease) in Cash


                                                          1996                 1995               1994
                                                   -----------          -----------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                $(3,433,081)           $(264,270)         $  62,998
  Compensation expense related to issuance
    of options by principal stockholder              1,484,375                    -                  -
  Depreciation and amortization                        165,596               92,139             76,846
  Interest income added to note
    receivable from related party                            -               (5,000)                 -
  Loss on asset dispositions                             4,736                  816                  -
  Changes in operating assets and liabilities-
    Trade accounts receivable                          (52,182)              13,622            (99,918)
    Inventory                                           24,949                3,451            (45,275)
    Other assets                                        60,356              (15,875)            (2,000)
    Accounts payable                                   512,193              111,054             21,209
    Accrued liabilities                                133,205                9,604             21,019
    Other current liabilities                              941              (37,241)            55,818
    Deferred income taxes                                    -                    -             (8,487)
                                                   -----------          -----------        -----------
      Net cash (used in) provided by
        operating activities                        (1,098,912)             (91,700)            82,210
                                                   -----------          -----------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                (2,724,064)            (142,956)          (100,225)
  Proceeds from sale of assets                          10,200                    -                  -
  Increase in note receivable from officer                   -                    -            (45,000)
                                                   -----------          -----------        -----------
      Net cash used in investing activities         (2,713,864)            (142,956)          (145,225)
                                                   -----------          -----------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common
    stock and other contributed capital             16,417,105               93,701             46,182
  Proceeds from borrowings                             652,309              129,500            105,000
  Principal payments on borrowings                    (855,239)             (39,195)          (107,790)
  Collection of receivables from sale of
    common stock                                       719,000                    -                  -
                                                   -----------          -----------        -----------
      Net cash provided by financing activities     16,933,175              184,006             43,392
                                                   -----------          -----------        -----------

NET INCREASE (DECREASE) IN CASH                     13,120,399              (50,650)           (19,623)

CASH AT BEGINNING OF YEAR                               39,005               89,655            109,278
                                                   -----------          -----------        -----------

CASH AT END OF YEAR                                $13,159,404            $  39,005          $  89,655
                                                   ===========          ===========        ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
   Cash paid for interest                          $    56,942            $  22,333          $  18,049
   Cash paid for income taxes                                -               27,848              9,022


SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES (See Note 2)

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                     DATAMARK HOLDING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




(1)  DESCRIPTION OF THE COMPANY

Organization and Principles of Consolidation

DataMark Systems, Inc. ("Systems") was incorporated under the laws of the State of Nevada on April 29, 1987. DataMark Printing, Inc. ("Printing") was incorporated under the laws of the State of Utah on March 23, 1992 by the then existing shareholders of Systems to perform printing services for Systems. DataMark Media, Inc. ("Media") was incorporated as a wholly-owned subsidiary of Systems on October 3, 1994. Systems negotiated a plan of reorganization and subscription agreement with the shareholders of Printing (who at the date of the reorganization were owners of greater than 80 percent of the outstanding common shares of Systems) whereby those shareholders transferred all of the outstanding shares of common stock of Printing to Systems as an additional contribution to capital in December 1994. No additional shares of the common stock of Systems were issued in the transaction. The business combination of Systems and Printing was accounted for as a reorganization of entities under common control. Accordingly, the financial statements reflect the business combination at historical cost in a manner similar to pooling-of-interests accounting. The accompanying consolidated statements of operations, stockholders' equity and cash flows include the combined operations of Systems and Printing for all periods presented.

Exchequer I, Inc. ("Exchequer"), a publicly held Delaware corporation, was incorporated May 16, 1985. On January 11, 1995, Systems consummated a merger agreement with Exchequer whereby Systems became a wholly-owned subsidiary of Exchequer, which changed its name to DataMark Holding, Inc. ("Holding"). The shareholders of Systems received 2121.013 shares of Holding's common stock for each share of Systems' common stock outstanding at the date of the merger.
Accordingly, the 2,132 shares of Systems' common stock were converted into 4,522,000 shares of Holding's common stock. The accompanying financial statements have been restated to reflect the stock conversion for all periods presented. The merger was accounted for as a reorganization with Systems being considered the acquiring company for accounting purposes. Prior to the merger, Holding had no assets, $26,215 of liabilities and 471,952 shares of common stock issued and outstanding. The reorganization was accounted for by recording the liabilities of Holding at the date of merger at their historical cost because Exchequer had no operations and was a shell company. The operations of Holding have been included in the accompanying consolidated financial statements from the date of the merger. Operations of Holding were immaterial prior to the merger; therefore, pro forma operating information is not presented.

Holding, Systems, Printing and Media are collectively referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations and Related Risks

The Company provides highly targeted business to consumer advertising for its clients. The medium for such targeted advertising has been direct mail and is being expanded to include an online network. The Company utilizes sophisticated consumer profiling techniques to target advertising to the persons most likely to purchase the specific product or service being marketed. The Company's advertising programs provide highly predictable and measurable advertising campaigns.

In fiscal 1994, the Company began developing an advertiser funded national online network ("ValuOne Online") and anticipates launching the service in early 1997. ValuOne Online will be the first interactive promotional national marketing network which incorporates highly successful direct mail strategies and methodologies. The Company intends to grow ValuOne Online very rapidly and, as a result, a significant portion of the Company's growth prospects is dependent upon the success of ValuOne Online. The Company has no operating history for ValuOne Online upon which an evaluation of the Company's prospects for the service can be based. The Company's prospects for the service must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of developing a business line, particularly lines in new and rapidly evolving competitive markets. To address these risks, the Company must, among other things, anticipate market needs; respond to competitive developments; continue to attract, retain and motivate qualified persons; and continue to upgrade its technologies and to commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks or that the Company will achieve or sustain profitability of ValuOne Online.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Trade Accounts Receivable and Concentration of Credit Risk

The allowance for doubtful accounts at June 30, 1996 and 1995 was immaterial. While the Company typically requires payment prior to mailing direct mail products for customers, a portion of net sales are routinely made on credit to institutional customers. Collateral is not generally required from these customers.

Inventory

Inventory is valued at the lower of cost or market, with cost being determined using the first-in first-out method. Inventory consists of the following:

                                          June 30,              June 30,
                                            1996                   1995

       Raw materials used in printing     $ 52,555               $ 45,464
       Completed direct mail
         advertising products               30,417                 62,457
                                          --------               --------

                                          $ 82,972               $107,921
                                          ========               ========

Property and Equipment

Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. Depreciation and amortization of property and equipment is computed using primarily an accelerated method over the estimated useful lives of the related assets which are as follows:

       Vehicles                               5 years
       Printing equipment                     5 years
       Computer and office equipment          5 -  7 years
       Furniture, fixtures and leasehold
         improvements                         5 - 10 years


Depreciation and amortization expense was $165,596, $92,139 and $76,846 for the years ended June 30, 1996, 1995 and 1994, respectively.

When property and equipment are retired or otherwise disposed of, the book value is removed from the asset and related accumulated depreciation and amortization accounts, and the net gain or loss is included in the determination of net income (loss).

Fair Value of Financial Instruments

The carrying amounts reported in the accompanying consolidated balance sheets for cash, accounts and notes receivable, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The carrying amounts of the Company's long-term notes payable also approximate fair value based on current rates for similar debt.

Revenue Recognition

Revenue from marketing services from customers and related product sales is recognized at the time of mailing the products for the customers. Prepayments from customers prior to shipment are accounted for as deferred revenue and are included in other current liabilities.

Research and Development

Research and development costs incurred in the development of ValuOne Online have been expensed as incurred.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Net Income (Loss) Per Common Share

Net income (loss) per common share is based on the weighted average number of common and dilutive common equivalent shares outstanding during each year. Common equivalent shares consist of the incremental common shares issuable upon exercise of outstanding stock options and warrants that have a dilutive effect when applying the treasury stock method. In years where losses are recorded, common stock equivalents would decrease the loss per share and are therefore not added to weighted average shares outstanding.

Supplemental Cash Flow Information

Noncash investing and financing activities consist of the following:

During the year ended June 30, 1996, the Company received subscription agreements for the purchase of 214,500 shares of common stock at $7.75 per share amounting to $1,496,137, net of commissions to be paid of $166,238, for which payment has not yet been received (see Note 7).

During the year ended June 30, 1995, $50,000 of notes payable to a related party were offset against a note receivable in the same amount from the same related party. Also during the year ended June 30, 1995, 479,334 shares of common stock were issued for subscriptions receivable totaling $719,000.

During the year ended June 30, 1994, $20,000 of notes payable to a related party and $8,000 of accrued liabilities were converted to stockholders' equity. The Company also executed a $65,000 note payable in connection with the purchase of equipment.

Recent Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 is required to be adopted for fiscal year1996. The effect of implementing SFAS No. 121 is not expected to be material to the Company's consolidated financial position and results of operations when adopted.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company has determined that it will adopt SFAS No. 123 on July 1, 1996. As allowed by SFAS No. 123, the Company will continue to account for the cost of compensation from stock options and awards based upon their intrinsic value on the date granted or awarded pursuant to Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. The Company will also provide pro forma results of operations as if the compensation from granting stock options and awards was based on their fair values. The adoption of SFAS No. 123 will have no material impact on the financial statements of the Company.

Reclassifications

Certain minor reclassifications have been made to the fiscal year 1994 and fiscal year 1995 consolidated financial statements to be consistent with the fiscal year 1996 presentation.


(3)  RELATED-PARTY TRANSACTIONS

During the year ended June 30, 1994, the Company made cash loans to two officers totaling $46,000, which were settled during the year ended June 30, 1995, except for $1,000 which was outstanding at June 30, 1995 and 1996.

Prior to July 1, 1993, the Company had borrowed money from certain officers. Additional borrowings of $50,000 and $129,500 were made during the years ended June 30, 1996 and 1995, respectively. Principal payments on these notes were $199,500, $2,152, and $10,907 during the years ended June 30, 1996, 1995 and
1994, respectively. The amounts due on these loans at June 30, 1996 and 1995 were $1,666 and $151,166, respectively, as further discussed in Note 4.

During the year ended June 30, 1996, the Company borrowed $500,000 from a bank to fund computer equipment purchases. The loan was guaranteed by certain officers and shareholders. In exchange for the guarantee, such persons received a one year option to purchase 25,000 shares of common stock at $5.00 per share (see Note 8).


(4)  NOTES PAYABLE

 Notes payable consist of the following:
                                                         June 30,       June 30,
                                                           1996           1995

   Notepayable  to a bank;  interest  at
     prime  plus 2  percent  (10.25 percent
     at June 30, 1996); monthly payments of
     $2,083 due through June 1997; secured by
     certain  equipment;  guaranteed by certain
     officers and shareholders                         $ 24,148        $ 45,912

   Line-of-credit  agreement  with a  bank;
     interest  at  prime  plus 2  percent (10.25
     percent at June 30, 1996);  due September 8,
     1996  and  not  renewed,  secured  by  all
     inventory,  chattel  paper, accounts and
     general  intangibles;  guaranteed  by an
     officer and shareholder                            19,053               -

   $100,000 line-of-credit agreement with a bank;
      interest at prime plus 2 percent (11 percent
      at June 30,  1995);  paid in full  during
      fiscal year 1996                                      -            46,894

   Other, paid in full during fiscal year 1996              -             3,825
                                                     --------          --------
      Total notes payable                              43,201            96,631

        Less current portion                          (43,201)          (71,299)
                                                     --------          --------

                                                   $        -         $  25,332
                                                     ========          ========

Notes payable to related parties consist of the following:

    9 percent note payable to an officer, due
       on demand,  unsecured                        $  1,666           $  1,666
    9 percent note payable to an officer, due
       on demand,  unsecured                               -             20,000
   10 percent note payable to a director, due
       on demand,  unsecured                               -            116,000
   10 percent note payable to an officer, due
       on demand,  unsecured                               -             13,500
                                                     --------          --------
                                                    $  1,666           $151,166
                                                     ========          ========


(5)  INCOME TAXES

The components of the net deferred tax assets are as follows:

                                                  June 30,              June 30,
                                                    1996                  1995

    Net operating loss carryforwards             $790,300             $ 89,400
    Reserves and accrued liabilities               21,600                    -
    Other                                               -               (1,400)
                                                 --------             --------
         Total deferred tax assets                811,900               88,000

    Valuation allowance                          (811,900)             (88,000)
                                                 --------             --------

         Net deferred tax asset                  $      -            $       -
                                                 ========             ========


As of June 30, 1996, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $2,171,000. For federal income tax purposes, utilization of these carryforwards is limited if the Company has had more than a 50 percent change in ownership (as defined by the Internal Revenue Code) or, under certain conditions, if such a change occurs in the future. The tax net operating losses will expire beginning in 2009.

No benefit for income taxes has been recorded during the year ended June 30, 1996. As discussed in Note 1, certain risks exist with respect to the Company's future profitability, and management has concluded that, due to these uncertainties, the related deferred tax asset may not be realized. Accordingly, a valuation allowance was recorded to offset the deferred tax asset.

The following presents the components of the benefit (provision) for income taxes for the years ended June 30, 1995 and 1994:

                                                   1995                   1994
       Current:
         Federal                                $  (598)              $(30,747)
         State                                   (1,164)                (6,296)

       Deferred:
         Federal                                  4,228                  7,399
         State                                      654                  1,088
                                                -------               --------

       Benefit (provision) for income taxes     $ 3,120               $(28,556)
                                                =======               ========

Income taxes computed at the federal statutory rate of 34 percent are reconciled to the actual income tax (provision) benefit as follows for the years ended June 30, 1995 and 1994:

                                                  1995                  1994

       Income taxes at federal statutory
         rate                                 $ 90,913              $(31,128)
       Difference due to graduated tax
         rates                                   5,896                 6,525
       Net operating loss carryback            (16,533)                    -
       Current net operating loss not
         utilized                              (75,569)                    -
       State income tax, net of federal
         benefit                                  (336)               (3,437)
       Nondeductible expenses                   (1,251)                 (516)
                                              --------              --------
            Benefit (provision) for
              income taxes                    $  3,120              $(28,556)
                                              ========              ========


(6)  COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain office and warehouse facilities under noncancelable operating lease agreements. Total rent expense under these operating leases for the years ended June 30, 1996, 1995 and 1994 was $118,923, $53,435, and $49,077,
respectively. Future minimum lease payments required under the terms of the operating lease agreements for the years ending June 30, 1997, 1998, 1999, 2000 and 2001 are $317,003, $309,903, $285,111, $231,894 and $98,196, respectively.

Marketing Commitment

As of June 30, 1996, the Company had entered into a representation agreement with Katz Media Group, Inc. (Katz) to be the Company's sole representative and sales agent for ValuOne Online. Under the agreement, the Company has agreed to pay a specified commission rate and to fund up to $300,000 of costs to be incurred by Katz in the initial advertising effort. Katz has agreed to achieve a minimum level of gross billings for the ValuOne Online service during the initial year of operations.

Purchase Commitments

As of June 30, 1996, the Company had entered into a pricing agreement with Sprint Data Communications Products and Services to establish special prices and minimum purchase commitments in connection with the use of communication products for ValuOne Online. The Company has agreed to a minimum annual commitment of $1,000,000 over a three-year period beginning six months after the products and services are installed and available for the Company's use.

Legal Matters

The Company is the subject of certain minor legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these legal matters will not have a material impact on the consolidated financial position, liquidity or results of operations of the Company.


(7)  CAPITAL TRANSACTIONS

Preferred Stock

The Company is authorized to issue up to 2,500,000 shares of its $.0001 par value preferred stock. As of June 30, 1996, no preferred stock was outstanding. The Company's Board of Directors is authorized, without shareholder approval, to fix the rights, preferences, privileges and restrictions of one or more series out of the authorized shares of preferred stock.

Common Stock Issuances and Other Transactions

Prior to the reverse merger of Systems and Holding discussed in Note 1, Systems' Board of Directors authorized private sales of restricted shares of Systems' common stock and other equity transactions. During the year ended June 30, 1994, Systems received a cash contribution to capital by a stockholder of $6,912 with no additional shares being issued and an accrued liability to a shareholder of $8,000 was converted to equity with no additional shares being issued. In addition, Systems sold 82,719 (post merger) shares of common stock for $39,270 of cash at a price of approximately $.47 per share and converted a note payable for $20,000 to 40,300 (post merger) shares of common stock at a price of approximately $.50 per share. During the year ended June 30, 1995, Systems sold 156,955 (post merger) shares for $68,500 of cash at a price of approximately $.44 per share. Subsequent to the merger, Holding sold 66,667 shares of common stock for $100,000 of cash at a price of $1.50 per share. Also, as of June 30, 1995, the Company had received stock subscription agreements from shareholders to purchase an additional 479,334 shares for $719,000 at a price of $1.50 per share. The amounts due under the subscription agreements were paid in fiscal year 1996.

During the year ended June 30, 1996, the Company raised additional equity capital through private placements of its common stock. Under the private placements, the Company offered shares of restricted common stock at an offering price of $7.75 per share on a best efforts basis by the officers of the Company. The Company engaged finders to introduce potential investors to the Company. The finders received a 10 percent commission and warrants to purchase 250,000 shares of the Company's common stock at a price of $7.75 per share. In connection with the private offerings, the Company sold 1,992,179 shares of common stock for $13,914,849 in proceeds, net of offering costs of $1,524,538, and received subscriptions for an additional 214,500 shares of common stock. The Company also issued warrants to purchase up to 377,900 shares of the Company's common stock at $7.75 per share to certain of the investors. During the year ended June 30, 1996, 321,775 of these warrants to purchase shares of the Company's common stock were exercised. The remaining warrants to purchase 56,125 shares of common stock and the finders' warrants to purchase 250,000 shares of common stock are outstanding and exercisable as of June 30, 1996.

The Company also agreed with certain of the investors to use its best efforts to register the shares purchased or subscribed and the warrants issued under the Securities Act of 1933. The Company has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (the "SEC"). The stock subscriptions receivable of $1,496,137 as of June 30, 1996 are not due and payable to the Company until the Form S-1 Registration Statement has been declared effective by the SEC.


(8)  STOCK OPTIONS

In August 1993, Systems granted an option to an employee to purchase 150,592 (post merger) shares of common stock at $0.25 per share. These options expire on June 30, 1999. During fiscal year 1996, the Company granted options to purchase 470,000 additional shares of common stock. Of these new grants, 100,000 options were granted to officers who provided guarantees on certain debt of the Company (see Note 3). These options are exercisable at $5.00 per share with an expiration date of October 31, 1996. The remaining 370,000 options were granted as consideration to certain individuals who provided services related to the private stock offerings. These options are exercisable at prices ranging from $7.75 and $9.00 per share for three years. As of June 30, 1996, 414,236 of the above options were exercisable. The respective Boards of Directors of Holding and Systems, have determined that all options have been granted at fair value at the dates of grant.

Effective September 30, 1994, the Company established the Omnibus Stock Option Plan (the "Plan") for employees and consultants. Options granted under the Plan may be incentive stock options or nonqualified stock options. The maximum number of shares which may be optioned and issued under the Plan is 780,532 shares of common stock. Options to purchase 175,000 and 634,946 shares were granted under the Plan during the years ended June 30, 1996 and 1995, respectively, and options to purchase 341,323 shares were forfeited or canceled during the year ended June 30, 1996. Total outstanding options under the plan at June 30, 1996 was 451,623 of which 72,235 were exercisable. Generally, the options granted under the Plan vest within three years of the date granted. The options expire, if not exercised, from October 30, 1996 through April 1, 2000.

The following is a summary of all stock options for the years ended June 30, 1996, 1995 and 1994:

                                             Options Outstanding
                                         Number of       Option Price
                                           Shares          Per Share

     Balance at June 30, 1993                     -        $      -
     Granted                                150,592              0.25
                                          ---------        ----------
     Balance at June 30, 1994               150,592              0.25
     Granted                                634,946         0.50-1.00
                                          ---------        ----------
     Balance at June 30, 1995               785,538         0.25-1.00
     Granted                                645,000         5.00-9.00
     Expired or canceled                   (341,323)         .50-1.00
     Exercised                              (17,000)              .50
                                          ---------        ----------
     Balance at June 30, 1996             1,072,215        $0.25-9.00
                                          =========        ==========


In June 1996, in connection with an employment agreement with an officer of Media, a principal stockholder granted an option to the officer to purchase 237,500 shares of restricted common stock from the principal stockholder at $1.50 per share. As discussed in Note 7, during the year the Company sold shares of restricted common stock in a private placement at $7.75 per share; accordingly, the Company recognized $1,484,375 of compensation expense related to this transaction during the year ended June 30, 1996.

The two principal stockholders granted options to an employee during the year ended June 30, 1995. The options allow the employee to purchase 150,000 shares of common stock at $0.50 per share from the stockholders. The Company did not recognize compensation expense from these options due to the market value of the common stock being equal to the exercise price on the date the options were granted.


(9)  EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan for the benefit of its employees. All employees are eligible to participate and may elect to contribute to the plan annually. The Company has no obligation to contribute and did not contribute additional matching amounts to the Plan during any period presented.

(10)  SEGMENT INFORMATION

The following summarizes the Company's operations and identifiable assets as of and for the years ended June 30, 1996, 1995 and 1994 relating to its direct mail marketing and computer online marketing segments. Development of the Company's computer online promotional advertising and marketing products began during the year ended June 30, 1994.


                                                                                     Corporate
                                                                    Computer          Interest
                                               Direct Mail           Online            Income
                                                Marketing           Marketing         (Expense)           Total
                                              ------------         -----------      -------------      -------------
Year Ended June 30, 1996:
Net sales                                       $4,256,887           $      -            $   -          $4,256,887
Income (loss) before
  income taxes                                     245,331         (3,761,388)          82,976          (3,433,081)
Depreciation                                        78,768             86,828                -             165,596
Property and equipment
  purchases                                        110,084          2,589,212                -           2,699,296
Identifiable assets at year-end
                                                   559,913          2,680,023                -           3,239,936

Year Ended June 30, 1995:
Net sales                                        3,443,965                   -              -            3,443,965
Income (loss) before
  income taxes                                     347,015            (592,720)       (21,685)            (267,390)
Depreciation                                        71,258              20,881              -               92,139
Property and equipment
  purchases                                         74,804              68,152              -              142,956
Identifiable assets at year-end
                                                 1,490,202              66,444              -            1,556,646

Year Ended June 30, 1994:
Net sales                                        3,017,805                  -                -           3,017,805
Income (loss) before
  income taxes                                     242,937           (129,744)         (21,639)             91,554
Depreciation                                        72,314              4,532                -              76,846
Property and equipment
  purchases                                        142,566             22,659                -             165,225
Identifiable assets at year-end
                                                   862,708             21,785                -             884,493


Sales to a major customer accounted for 10 percent and 12 percent of net sales during the years ended June 30, 1995 and 1994, respectively. During the year ended June 30, 1996, sales to no customer accounted for more than 10 percent of net sales.

====================================================    =======================
No dealer, salesman or any other person has been           2,972,482 Shares
authorized to give any information or to make any
representations  other than those contained or
incorporated  in this  Prospectus  in  connection      DATAMARK HOLDING, INC.
with the  offer  made by this Prospectus and, if
given or made, such information or representations
must not be relied upon as having been authorized      Common Stock, $.0001
by the Company, or by any Selling Shareholder.           par value
Neither the delivery of this Prospectus nor any
sale made hereunder shall under any circumstances
create any  implication  that there has been no
change in the  affairs  of the  Company since  the
date  hereof.  This  Prospectus  does  not  constitute
an  offer or solicitation  by anyone in any
jurisdiction in which such offer or solicitation
is not authorized or in which the person making such
offer or solicitation is not qualified to do so or to     --------------------
anyone to whom it is unlawful to make such offer or           PROSPECTUS
solicitationtion.                                         --------------------
--------------------

TABLE OF CONTENTS

PROSPECTUS SUMMARY.........................  2
AVAILABLE INFORMATION......................  6
RISK FACTORS...............................  6
USE OF PROCEEDS............................ 11
CAPITALIZATION............................. 12
MARKET FOR COMMON STOCK.................... 13
DIVIDEND POLICY............................ 14
DILUTION................................... 14
SELECTED FINANCIAL DATA.................... 16               _________. 1996
MANAGEMENT'S DISCUSSION AND
     ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF
     OPERATIONS............................ 17
CHANGE IN ACCOUNTANTS...................... 23
BUSINESS................................... 24
MANAGEMENT................................. 34
EXECUTIVE COMPENSATION..................... 37
PRINCIPAL STOCKHOLDERS..................... 39
CERTAIN TRANSACTIONS WITH
     RELATED PARTIES....................... 40
LITIGATION................................. 41
PLAN OF DISTRIBUTION....................... 41
SELLING SHAREHOLDERS....................... 41
EXERCISING WARRANTHOLDERS.................. 43
LEGAL MATTERS.............................. 45
EXPERTS.................................... 45

===============================================    ============================

                  PART II - INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated amount of various expenses in connection with the sale and distribution of the securities being registered:

   SEC registration fee                       $  12,534
   Printing and engraving expenses                3,000
   Legal fees and expenses                       20,000
   Blue Sky fees and expenses                     5,000
   Accounting fees and expenses                   3,000
   Transfer agent fees                              500
   Miscellaneous                                  5,964
                                              ---------
   Total                                       $ 50,000
---------------                               =========

Item 14.  Indemnification of Directors and Officers.

         Under Sections 145 of the Delaware General Business Corporation Law and the Registrant's Articles of Incorporation, the Registrant's directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such.

         Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

         The following securities have been sold by the Company within the past three years without registering the securities under the Act:

         On January 11, 1995, the company consummated an Agreement and Plan of Reorganization (the "Agreement") with DataMark Systems, Inc., a Nevada corporation ("DataMark Systems") pursuant to which DataMark Systems became a wholly owned subsidiary of the Company. As a result of the Agreement, former shareholders of DataMark Systems were issued 4,522,000 shares of Common Stock of the Company. The Company believes this transaction was exempt from registration under the Act pursuant to Section 4(2) of the Act since it did not involve a public offering.

         From August, 1993 to June 30, 1996 the Company has issued options to acquire 780,532 shares of Common Stock pursuant to the Company's Omnibus Stock Option Plan. The options have been issued exclusively to consultants, employees or directors of the Company. The Company believes the issuance of these securities is exempt from registration under the Act pursuant to Rule 701 under the Act.

         In April, 1995 the Company raised $744,201 (net of offering costs) through the issuance of 546,001 shares of the Company's Common Stock in a private placement transaction. The shares of Common stock were sold to a limited number of accredited investors. The Company believes that the private placement was exempt from registration under the Act pursuant to Section 4(2) of the Act since the transaction did not involve a public offering.

         In 1996, the Company issued or agreed to issue 2,528,454 shares of Common Stock at a price of $7.75 per share, or gross proceeds of $19,595,518, to fifty investors, all of which were accredited investors. As part of the private placement transaction, the Company issued Warrants to acquire 431,125 shares of Common Stock, at a price of $7.75 per share and 125,000 shares at $9.00 per share to seven investors, all of which were accredited investors. The Company believes that these issuances were exempt from registration under the Act pursuant to Section 4(2) of the Act, since the issuances did not involve a public offering.

Item 16.  Exhibits

         See Exhibit Index.

Item 17.  Undertakings.

         The undersigned Registrant hereby undertakes:

                  (a) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                      (1) Included any prospectus required by Section 10(a)(3) of the Securities Act;

                           Reflect in the  Prospectus any facts or events which,
individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                            Include   any   additional   or   changed   material
information on the plan of distribution.

                      (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                      (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                  (b) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  (d) (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1) or
(4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

                      (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and treat the offering of the securities at that time as the initial bona fide offering of those securities.

Item 18.  Financial Statements and Schedules.

         The following financial statements are included in the Prospectus:


         Reports of Independent Public Accountants......................F-1, F-2

         Consolidated Balance Sheets as of June 30, 1996 and 1995........... F-3

         Consolidated Statements of Operations for the Years Ended
           June 30, 1996, 1995 and 1994..................................... F-5

         Consolidated Statements of Stockholders' Equity for the
           Years Ended June 30, 1996, 1995 and 1994......................... F-6

         Consolidated Statements of Cash Flows for the Years Ended
           June 30, 1996, 195 and 1994...................................... F-7

         Notes to Consolidated Financial Statements......................... F-8

         Condensed Consolidated Balance Sheet as of
           September 30, 1996 (Unaudited).................................. F-19

         Condensed Consolidated Statements of Operations
           for the Three Months Ended September 30, 1996
           and 1995 (Unaudited)............................................ F-20

         Condensed Consolidated Statements of Cash Flows
           for the Three Months Ended September 30, 1996
           and 1995 (Unaudited)............................................ F-21

         Notes to Condensed Consolidated Financial Statements
           (Unaudited)..................................................... F-22

                                         EXHIBIT INDEX



          Exhibits                 Exhibit Description         Page or Location

            3.1       Articles of Incorporation, as amended           **

            3.2       By-laws                                         **

            5.1       Opinion of Ballard Spahr Andrews &               +
                        Ingersoll

            10.1      Agreement and Plan or Reorganization             *

            10.2      Lease Agreement                                 **

            10.3      Omnibus Stock Option Plan                       **

            21.1      Subsidiaries of the Registrant                   +

            23.1      Consent of Hansen, Barnett & Maxwell             +

            23.2      Consent of Ballard Spahr Andrews &              ++
                       Ingersoll (included in Opinion of Counsel in
                       Exhibit 5.1)

            23.3      Consent of Arthur Andersen LLP                   +

             * Incorporated by reference to the Company's Current Report on Form 8-K dated January 11, 1995.

            ** Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1995.

             +        Attached hereto.

            ++        Previously filed

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on the 9 day of December, 1996.


                                           DATAMARK HOLDING, INC.


                                           By: /s/ Chad L. Evans
                                             Chad L. Evans, Chief Executive
                                              Officer and President

                                  POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad Evans and James Egide, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement or Amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title                          Date


/s/ Chad L. Evans          Chief Executive Officer, President        12/09/96
-------------------------- and a Director
Chad L. Evans


/s/ James A. Egide          Chief Financial Officer,                 12/09/96
--------------------------- Principal Accounting Officer,
James A. Egide              and a Director



___________________________ Director                                 _________
C. Scott Stone


___________________________ Director                                 _________
Kenneth Woolley

/s/ Stanton D. Jones       Director                                  12/09/96
---------------------------
Stanton D. Jones